FY2025

Shinhan Financial Group

Convocation Notice of the 25th Annual General Meeting of Shareholders

25th Annual General Meeting of Shareholders

Date / Time

March 26, 2026 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank,
20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Shinhan Financial Group

A Letter to Shareholders

Dear Valued Shareholders,

We would like to express our sincere gratitude to our shareholders for your continued trust and unwavering support. We wish you good health and happiness in the year ahead.

Despite ongoing external uncertainties, Shinhan Financial Group prioritized financial soundness and delivered stable financial performance over the past year. Supported by solid profitability in our core businesses and conservative risk management, we maintained capital adequacy and strengthened our fundamental resilience amid heightened market volatility.

Operating profit increased by 5.6% YoY, driven by balanced growth in both net interest income and non-interest income, while net income rose by 11.7% YoY to KRW 4,971.6 billion. While maintaining a disciplined cost management approach, credit costs declined by 4.1% YoY as the burden of conservatively recognized provisions in the prior year eased. Overseas operations continued to deliver solid growth, particularly in key markets such as Japan and Vietnam, and for the first time among domestic private financial institutions, pre-tax profit exceeded KRW 1 trillion. We sincerely thank our shareholders for your continued trust and support, which made these achievements possible.

The Group's Common Equity Tier 1 (CET1) ratio was maintained at approximately 13.4%, as risk-weighted assets (RWAs) were effectively managed within the planned range despite foreign exchange headwinds. On this basis, we executed shareholder returns totaling KRW 2.5 trillion in 2025 and achieved a shareholder return ratio of 50.2%, thereby reaching ahead of schedule the 2027 target set out in our Corporate Value-Up Plan.

On the ESG front, we strengthened the foundation for sustainable growth and achieved KRW 7.5 trillion in green finance. In particular, we delivered notable progress toward expanding sustainable finance, including becoming the first financial group in Korea to establish transition finance guidelines. As a result, we have achieved 87.3% of our cumulative 2030 target of KRW 30 trillion.

In addition, taking into account the government's recent tax reform, the Board resolved a year-end cash dividend of KRW 880 per share, representing a 14.5% YoY increase in total cash dividends and a cash dividend ratio of 25.1%. Accordingly, individual shareholders will be eligible for separate taxation benefits depending on their respective eligibility criteria. Furthermore, an agenda item to reduce capital reserves and transfer to retained earnings will be submitted to this AGM. Subject to shareholder approval, this will provide greater flexibility in utilizing distributable reserves for future shareholder returns.

At this Annual General Meeting, an agenda item will be submitted for the appointment of the next CEO of Shinhan Financial Group. In line with the Group's pre-established succession plan, the Board of Directors, led by the CEO Recommendation Committee, conducted a transparent and independent review process. The candidate was assessed through a phased and rigorous evaluation of both internal and external candidates, based on the core qualifications and strategic competencies required of a Group CEO, including integrity, the ability to embody Shinhan's values, professional expertise, and organizational leadership. Following objective procedures, including external reference and reputation checks, Mr. JIN Okdong was selected as the CEO candidate. The Board conducted a comprehensive assessment of the candidate's track record during his tenure, including the formulation and execution of the Corporate Value-Up Plan, the strengthening of internal control systems, and improvements in profitability in overseas markets, and recognized his consistent leadership in pursuing a strategy focused on qualitative growth. Based on this overall assessment, the Board has recommended the final nominee and submitted this agenda item to the AGM, and respectfully requests shareholders' support for this proposal.

The Board of Directors of Shinhan Financial Group is composed primarily of independent directors with expertise across a wide range of fields, including finance, accounting, law, global business, capital markets, and digital transformation,. Based on its independence, the Board supports management's accountable and responsible management. At this AGM, agenda items will be submitted for the reappointment of Mr. JIN Okdong as an executive director, together with the reappointment of the following independent directors: Mr. KWAK Su Keun, Ms. KIM Jo Seol, Mr. BAE Hoon, Ms. SONG Seongjoo, and Mr. CHOI Young Gwon. Among them, Mr. KWAK Su Keun, Mr. BAE Hoon and Mr. CHOI Young Gwon are proposed as members of the Audit Committee. In addition, agenda items will be submitted for the appointment of Mr. PARK Jong Bok and Ms. LIM Seungyeon as new independent directors. Mr. PARK Jong Bok has over 40 years of experience in the financial industry, including CEO of the Korean banking subsidiary of a global financial group, while Ms. LIM Seungyeon is a finance and accounting expert with experience serving as an independent director and Audit Committee member at a major domestic game company. With the addition of these two candidates to the Board, the Board's expertise across finance and financial management, as well as its oversight of management, is expected to be further strengthened. In addition, the proportion of female directors on the Board of Shinhan Financial Group is expected to be maintained at 36%, in line with the prior year.

The 25th Annual General Meeting of Shareholders of Shinhan Financial Group will be held on Thursday, March 26. The agenda items to be submitted at this AGM are of significant importance to the Group's medium to long-term strategic direction, corporate governance, and enhancement of shareholder value. Detailed explanations of each agenda item are provided in these materials, and we hope that the information provided will assist shareholders in exercising their voting rights in an informed and considered manner. We appreciate your continued interest and support.

Thank you.

March 2026

YOON Jaewon

The Chair of the Board, Shinhan Financial Group

Convocation Notice of the 25th Annual General Meeting of Shareholders

Notice is hereby given that the 25th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Date and Time

March 26, 2026 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank,
20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Shinhan Financial Group

Information about the AGM Voting and Resolution

1. Number and Classification of Voting Shares

The record date for exercising voting rights at the 25th Annual General Meeting of Shareholders is December 31, 2025.

As of the record date, there are 485,494,934 common shares. The number of shares eligible for exercising voting rights is 477,157,399, after deducting 8,337,535 treasury shares.

2. E-voting

Shinhan Financial Group complies with Article 368 (4) of the Commercial Act and allows electronic voting, delegating the management of the system to the Korea Securities Depository. Shareholders may exercise their voting rights individually via e-voting without attending the meetings in person, as specified below.

(1) Where: (From PC) https://evote.ksd.or.kr
(From Mobile) https://evote.ksd.or.kr/m

(2) When: From 9 a.m. on March 16, 2026
until 5 p.m. on March 25, 2026
(Korea Standard Time, UTC+9)
* Available 24 hours a day during the given voting period

(3) How: Voting right shall be exercised by each Agenda Item through public certification supported by the electronic voting system K-VOTE of the Korea Securities Depository

(4) On Amendments: Should an amendment agreement be submitted on the proposed agenda item(s) at the general shareholders' meeting, votes cast through the e-voting system are considered as abstentions.

3. Method of Resolutions

Pursuant to Article 368 (1) of the Commercial Act, Agenda Item No. 1, 2, 4 and 7 shall be passed by a majority of the votes cast by the attending shareholders and at least one-fourth of the total issued shares that are entitled to vote.

Pursuant to Article 434 of the Commercial Act, Agenda Item No. 3 shall be passed if at least two-thirds of the voting rights exercised by the attending shareholders, and at least one-third approval of the total issued shares.

Pursuant to Article 409 (2) of the Commercial Act, shareholders who own more than 3% of the Company's voting rights are not entitled to have voting rights above that 3% for Agenda Item No. 5 and 6. The agenda Item No. 5 and 6 shall be passed by a majority of the votes cast by the attending shareholders and at least one-fourth of a total of 447,626,050 shares, which excludes shares with restricted voting rights of 3% or more out of the total number of issued shares of 477,157,399 shares with voting rights.

4. Additional Information

Shinhan Financial Group has engaged and appointed Sodali & Co Korea and The Korea Economic Broadcasting Co., Ltd. as our proxy solicitor to act on our behalf in relation to our 25th Annual General Meeting to be held on March 26, 2026.

Proxy Summary

The following summarizes the agenda to be voted on at the 25th Annual General Meeting of Shareholders.
Your vote is important to us. Please review the entire convocation notice carefully before voting.
The Board of Directors recommends you vote **IN FAVOR** of all the proposed agenda items.

Agenda to be voted on

Table of Contents

I.
Description of AGM Agenda Items

1.
Financial Performance

(Agenda 1)

Approval of Separate Financial Statements (Including Statements of Appropriations of Retained Earnings) **and Consolidated Financial Statements for the FY2025**


Shinhan Financial Group

Agenda Summary

(Agenda 1)

Approval of Separate Financial Statements(Including Statements of Appropriations of Retained Earnings) **and Consolidated Financial Statements for the FY2025**(Jan 1, 2025 – Dec 31, 2025)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders' approval of the Company's separate financial statements and consolidated financial statements for FY2025.

Audited financial statements with the independent auditor's opinion can be found on the Company website (https://www.shinhangroup.com), Financial Supervisory Service Electronic Disclosure System (dart.fss.or.kr), and on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

FY2025 Financial Performance

FY2025 Financial Highlights

In 2025, despite an uncertain operating environment, Shinhan Financial Group delivered KRW 4,971.6 billion in net income, representing a YoY increase of 11.7%. This performance was driven by top-line growth led by non-interest income, stable cost management, and proactive risk management. The results reflect a combined effect of qualitative improvement in the earnings mix and disciplined cost and risk controls.

The Group’s core earnings, net interest income, increased by 2.6% YoY, supported by profitability-focused asset growth and funding cost optimization, despite pressure on NIM from policy rate cuts. Non-interest income rose by 14.4% YoY, with broad-based growth across all segments, including higher fee income (+7.6%) and improved gains on securities (+13.5%). This confirms continued diversification of earnings sources and strengthening of the Group’s earnings resilience.

SG&A increased due to one-off expenses related to voluntary retirement programs aimed at improving long-term cost efficiency. Nevertheless, supported by growth in operating profit and ongoing efforts to reduce general and administrative expenses, the Group maintained a stable cost-to-income ratio (CIR) of 41.5% for the year. In addition, under a proactive risk management framework, credit costs stabilized, with the full-year credit cost ratio (CCR) recorded at 0.45%.

As of end-2025, the Group’s Common Equity Tier 1 (CET1) ratio was provisionally calculated at 13.4%, despite FX-related headwinds. This reflects stable capital adequacy supported by disciplined management of risk-weighted assets (RWA) within the planned range and efficient capital allocation.

On this basis, the Group further strengthened ROE-focused capital efficiency management, resulting in year-on-year improvements in Common Equity ROE and ROTCE to 9.1% and 10.3%, respectively.


Key Financial Indicators
Net Income(Wbn)
ROE(%)
CET1 Ratio(%)
13.2%
13.0%
13.4%
8.6%
8.4%
9.1%
4,368.0
4,450.2
4,971.6
FY2023
FY2024
FY2025

※ Audited financial statements with the independent auditor’s opinion can be found on the Company website (https://www.shinhangroup.com), Financial Supervisory Service Electronic Disclosure System (dart.fss.or.kr), and on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).

Shareholder Return

Shareholder Return in 2025

Based on a well-managed capital position, the Board of Directors of Shinhan Financial Group approved a year-end cash dividend of KRW 880 per share, including an additional KRW 310 on top of the existing quarterly dividend of KRW 570 per share, after comprehensively considering tax incentives for retail investors, including the application of separate taxation. As a result, the full-year dividend per share for 2025 has been set at KRW 2,590, and the total cash dividend amount increased YoY.

Subject to shareholder approval at the Annual General Meeting of Shareholders, shareholder returns for 2025 will amount to KRW 2.5 trillion, comprising KRW 1.25 trillion in share buybacks and cancellations during the year and KRW 1.25 trillion in cash dividends. Accordingly, the shareholder return ratio is expected to reach 50.2%, achieving ahead of schedule the “50% Shareholder Return Ratio” target, one of the three key pillars of the Group’s Corporate Value-up Plan.

Capital Management and Shareholder Return Policy in 2026

Building on the early achievement of a 50% shareholder return ratio in 2025, Shinhan Financial Group aims to maintain a shareholder return ratio of at least 50% in 2026, subject to stable capital adequacy management. In parallel, the Group plans to further improve ROE to the mid-9% range in 2026 and to exceed the 10% target set out in the Value-up Plan by 2027.

In addition, the Board of Directors has submitted an agenda item on capital reduction dividends to the Annual General Meeting of Shareholders. Subject to shareholder approval, this will establish a more robust institutional framework for dividend funding and enable greater flexibility in optimizing the mix of cash dividends (ordinary dividends and capital reduction dividends) and share buybacks and cancellations, taking into account changes in the tax environment.

To support sustained improvement in per-share value, the Group plans to continue an accelerated share buyback program. The Group has already completed the repurchase of KRW 200 billion of treasury shares in January 2026. Following the Board’s approval in February 2026 of an additional KRW 500 billion share buyback, the total amount of treasury shares to be repurchased by July 2026 will reach KRW 700 billion.

Furthermore, having achieved the shareholder return ratio target under the Corporate Value-up Plan at a very early stage, the Group will steadily advance an upgrade of its Value-up Plan, while actively engaging with the market by listening closely to investor feedback and transparently sharing progress along the way.


Shareholder Return Trend (Amount / Ratio)
Cash Dividend
Share Buyback
Shareholder Return Ratio
36.0%
40.2%
50.2%
1,572
486
1,086
1,788
700
1,088
2,496
1,250
1,246
FY2023
FY2024
FY2025

[Reference Metrics] Total Shareholders Return

Category	FY23	FY24	FY25
Total Shareholder Return Ratio*	**20.0%**	**24.1%**	**66.8%**
Dividend per Share	2,100	2,160	**2,590**
*(Dividend Yield)***	*6.0%*	*5.4%*	***5.4%***
Stock Price Change	+4,950	+7,500	**+29,250**

* {(Current period-end share price – Prior period-end share price) + Current Period Cash DPS} / Prior period-end share price
** Current-year Cash DPS / Prior year-end stock price

2.
Reduction of Capital Reserves

(Agenda 2)

Approval of Reduction of Capital Reserves and Transfer to Retained Earnings

Shinhan Financial Group

Agenda Summary of Reduction of Capital Reserve

(Agenda 2)

Approval of Reduction of Capital Reserves and Transfer to Retained Earnings

Pursuant to Article 461-2 of the Korean Commercial Act and Article 10, Paragraph 1, Item 2 of the Board of Directors Regulations, the Board of Directors submits for approval the agenda item regarding the reductions of capital reserve and transfer to retained earnings.



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

Rationale & Details of Reduction of Capital Reserve

The Board of Directors of Shinhan Financial Group has submitted the agenda item of the reduction of capital surplus and the transfer to retained earnings for approval at this Annual General Meeting of Shareholders.

This proposal is intended to structurally enhance distributable profits in order to ensure the stable execution of the Group's shareholder return policy and Corporate Value-Up Plan, and to secure predictable and consistent capacity for shareholder returns over the medium to long-term.

Background

· To ensure the stable execution of the Corporate Value-Up Plan and the shareholder return policy
· To enhance the capacity for shareholder returns through the transfer to retained earnings
· To enable the application of tax-exempt dividends, subject to meeting the requirements under applicable laws

Key Details

· Reduction of capital surplus of KRW 9.9 trillion in accordance with Article 416-2 of the Korean Commercial Act
  - Share premium related to common shares: KRW 6.8 trillion
  - Other capital surplus: KRW 3.1 trillion
· To be utilized as a source for dividends following the FY2026 financial statements

Through this proposal, the Group aims to enhance the stability and predictability of shareholder return resources and to consistently implement its medium to long-term shareholder return policy.

Reduction of Capital Reserves and Transfer to Retained Earnings (details)

FY2025 (KRW Billion)	Before	After	Difference
Share Capital	2,969.6	2,969.6	-
Hybrid Capital Securities and Capital Adjustments	4,102.5	4,102.5	-
Capital Reserve	11,350.7	1,484.8	-9,865.9
Accumulated Other Comprehensive Income	-11.4	-11.4	-
Retained Earnings	7,923.9	17,789.9	+9,865.9
Total Equity	26,335.5	26,335.5	-

* Under the Korean Commercial Act, the amount eligible for reduction is KRW 9,865.9 billion, calculated as the sum of capital surplus (KRW 11,350.7 billion) and legal reserve (KRW 2,969.6 billion), totaling KRW 14,320.4 billion, less KRW 4,454.5 billion (150% of share capital of KRW 2,969.6 billion).

3.
Amendment to the Articles of Incorporation

(Agenda 2)

Approval of Amendment to the Articles of Incorporation


Shinhan Financial Group

Agenda Summary of Amendment to the AOI

(Agenda 3)

Approval of Amendment to the Articles of Incorporation

Pursuant to Article 4, Paragraph 1 of the Company's Internal Governance Regulations and Article 10, Paragraph 1, Item 2 and 3 of the Board of Directors Regulations, the Board of Directors hereby submits the agenda item on partial amendments to the Articles of Incorporation.



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

Rationale & Details of Amendments to the AOI

The Board of Directors of Shinhan Financial Group has submitted an agenda item to the Annual General Meeting to amend certain provisions of the Articles of Incorporation to reflect recent amendments to the Commercial Act.

The proposed amendments are intended to incorporate statutory changes under the amended Commercial Act (Acts No. 20991 and No. 21044), including the introduction of electronic general meetings of shareholders, the change in the title of outside directors, the expansion of the scope of directors' fiduciary duty, and an increase in the number of audit committee members elected separately, as well as to clarify the relevant provisions in the Articles of Incorporation.

Comparison of Articles of Incorporation (Before and After Amendment)

AS-IS	TO-BE	Remarks
Article 26 (Personal or Public Notices for Convening) ① Written notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, and other matters set forth in the relevant laws. The written notice shall be sent to all shareholders two (2) weeks prior to the date set for the Meeting. ② ~ ③ (Omitted)	**Article 26 (Personal or Public Notices for Convening)** ① Written notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, **and, in the case where an electronic General Meeting of Shareholders is held, the fact thereof and the method of participation therein.** Such written notice **(the "Notice of Convocation")** shall be sent to all shareholders two (2) weeks prior to the date set for the Meeting. ② ~ ③ (Same as current)	• Addition of required items to the notice of convocation following the introduction of the electronic shareholders' meeting system under the Commercial Act (Article 542(14) of the Commercial Act)
Article 27 (Place and Method of Holding Meetings) The General Meeting of Shareholders shall be held in the city where the head office is located, or any other places adjacent thereto as required. **(New Paragraph added)**	**Article 27 (Place and Method of Holding Meetings)** ① The General Meeting of Shareholders shall be held in the city where the head office is located, or any other places adjacent thereto as required. **② The Company shall hold a General Meeting of Shareholders in a manner that enables some shareholders to participate in the resolution of matters by electronic means from remote locations without being physically present at the place of the meeting.**	• Establishment of a legal basis for the introduction of the electronic shareholders' meeting system under the Commercial Act (Article 542(14) of the Commercial Act)
Article 32 (Voting by Proxy) ① A shareholder may exercise his/her vote through a proxy.. ② In the case of Paragraph (1) above, the proxy holder shall file with the Company the documents evidencing the authority to act as a proxy before the General Meeting of Shareholders.	**Article 32 (Voting by Proxy)** ① A shareholder may exercise his/her vote through a proxy.. ② In the case of Paragraph (1) above, the proxy holder shall file with the Company a written document or **an electronic document** evidencing the authority to act as a proxy before the General Meeting of Shareholders.	• Amendment to allow proof of authority under the Commercial Act to be provided by electronic documents in addition to written documents (Article 368 of the Commercial Act

Rationale & Details of Amendments to the AOI (Continued)

Comparison of Articles of Incorporation (Before and After Amendment)

AS-IS	TO-BE	Remarks
Article 36 (Officers) ① The Company shall have not less than three (3) but not more than fifteen (15) Directors, of which the number of **Outside Directors** shall not be less than 3 persons and 50/100 of the total number of Directors. ② (Omitted)	**Article 36 (Officers)** ① The Company shall have not less than three (3) but not more than fifteen (15) Directors, of which the number of **Outside Directors (including Independent Directors as defined in Article 542(8) of the Commercial Act; hereinafter the same shall apply)**, shall not be less than 3 persons and 50/100 of the total number of Directors. ② (Same as current)	• Change of the designation of outside directors of listed companies under the Commercial Act (Article 542(8) of the Commercial Act)
Article 43 (Director's Obligations) ① The Directors shall perform their respective duties faithfully for the benefits of the Company, in accordance with the laws and these Articles of Incorporation. ② If any Director finds any facts which may cause substantial losses to the Company, such Director shall promptly report to the Audit Committee thereof. **(New Paragraph added)**	**Article 43 (Director's Obligations)** ① Directors shall perform their respective duties faithfully for the benefits of **the Company and its shareholders**, in accordance with the laws and these Articles of Incorporation. ② If any Director finds any facts which may cause substantial losses to the Company, such Director shall promptly report to the Audit Committee thereof. **③ Directors shall perform their duties with due care and loyalty, protect the interests of the shareholders, and fairly treat the interests of all shareholders.**	• Expansion of the scope of directors' duty of loyalty under the Commercial Act from the 'company' to the 'company and shareholders' (Article 382(3) of the Commercial Act)
Article 51 (Constitution of Audit Committee) ①~④ (Omitted) **(New Paragraph added)** ⑤~⑥ (Omitted)	**Article 51 (Constitution of Audit Committee)** ①~④ (Same as current) **⑤ With respect to not less than two (2) Outside Directors who serve as members of the Audit Committee, such Outside Directors shall be elected separately from other Directors.** **⑥~⑦ (Same as current)**	• Increase in the number of audit committee members to be separately elected (Article 542-12 of the Korean Commercial Act) • Sub-item

Rationale & Details of Amendments to the AOI (Continued)

Comparison of Articles of Incorporation (Before and After Amendment)

AS-IS	TO-BE	Remarks
(Newly added)	**ADDENDUM (18)** **Article 1 (Effective Date) - These AOI shall be effective from the date on which the Ordinary General Meeting of Shareholders for the 25th fiscal year is held. Provided, however, that the amendments to Article 26(1), Article 27(2), and Article 32(2) shall become effective as of January 1, 2027, and the amendment to Article 36(1) shall become effective as of July 23, 2026.**	• New Addendum

3.
Election of Directors

(Agenda 4)

Election of Directors

(1 Executive Director, 5 Independent Directors)


Shinhan Financial Group

Shinhan Financial Group BOD - Overview

The Board of Directors of Shinhan Financial Group is the Company's highest standing decision-making body. The Board makes decisions on key matters of the Company and, through sound checks and oversight, supports management in fulfilling its responsibility for accountable management. To this end, the Board is composed of independent directors with diverse professional expertise, together with the Chief Executive Officer, who is a professional executive in the financial sector, and a non-executive director.

Currently, the Board consists of a total of 11 directors, comprising one CEO, one non-executive director, and nine independent directors. In March 2026, the terms of seven independent directors (YOON Jaewon, KWAK Su Keun, KIM Jo Seol, BAE Hoon, Lee Yong Guk, SONG Seongjoo, and CHOI Young Gwon) and the CEO JIN Okdong, will expire.

At the 25th Annual General Meeting of Shareholders, two independent directors (PARK Jong Bok and LIM Seungyeon) have been nominated as candidates for new appointments, and five independent directors (KWAK Su Keun, KIM Jo seol, BAE Hoon, SONG Seongjoo, and CHOI Young Gwon), together with the CEO JIN Okdong, have been nominated for reappointment. Among the independent director nominees, two candidates (KWAK Su Keun and LIM Seungyeon) have also been nominated to serve as members of the Audit Committee.
(For details on the Audit Committee nominees, please refer to page 37)

For reference, Directors YOON Jaewon and LEE Yong Guk have retired upon the expiration of their respective terms.

Current Board Composition				After the 25th AGM	
Director (Gender)	Independence	Director Since	Term to expire in March 2026	Director (Gender)	Independence
KWAK Su Keun (M)	Independent	2021.03.25	●	KWAK Su Keun (M)	Independent
KIM Jo Seol (F)	Independent	2022.03.24	●	KIM Jo Seol (F)	Independent
BAE Hoon (M)	Independent	2021.03.25	●	PARK Jong Bok (M)	Independent
SONG Seongjoo (F)	Independent	2024.03.26	●	BAE Hoon (M)	Independent
YANG In Jip (M)	Independent	2025.03.26	-	SONG Seongjoo (F)	Independent
YOON Jaewon (F)	Independent (Chair)	2020.03.26	●	YANG In Jip (M)	Independent
LEE Yong Guk (M)	Independent	2021.03.25	●	LIM Seungyeon (F)	Independent
CHUN Myo Sang (F)	Independent	2025.03.26	-	CHUN Myo Sang (F)	Independent
CHOI Young Gwon (M)	Independent	2024.03.26	●	CHOI Young Gwon (M)	Independent
JIN Okdong (M)	Executive	2023.03.23	●	JIN Okdong (M)	Executive
JUNG Sang Hyuk (M)	Non-executive	2023.03.23	-	JUNG Sang Hyuk (M)	Non-executive

Board Composition (After the approval at the 25th AGM)

If all director appointment agenda items are approved at the 25th Annual General Meeting of Shareholders, the Board of Directors of Shinhan Financial Group will be composed of experts with extensive experience across key fields, including finance, law, accounting, and ESG, and will contribute meaningfully to the Group's management strategy and risk management.

The Board will strengthen a transparent and fair decision-making structure with independent directors accounting for 82% of its composition, and will maintain the proportion of female independent directors at 36%, thereby ensuring gender diversity and building an inclusive decision-making framework to support sustainable growth.


The Board Composition (After the 25th AGM)
Board Independence (Persons)
% of Independent Directors
82%
(9 out of 11)
9
1
1
Independent Director (82%)
Executive Director (9%)
Non-Executive Director (9%)
Key Expertise (Persons)
Finance 6
Economics 2
Accounting 3
Business Mgmt. 7
Digital · ICT 1
Int'l Business & Capital Market 6
Legal & Internal Control 1
Risk Management 1
Consumer Protection · ESG 2
Note) Multiple application
Gender Diversity (Persons)
% of Female directors
36%
(4 out of 11)
4
7
Female (36%)
Male (64%)
Board Gender Diversity Trend
No. of Female Directors / Total No. of Directors [Proportion (%)]
2022 2/14 (14%)
2023 2/11 (18%)
2024 3/11 (27%)
2025 4/11 (36%)
2026 4/11 (36%)

Board Skills Matrix (After the approval at the 25th AGM)

Director				Key Expertise and Main Work Experience								
Name	Independence (M/F)	Director Since	Term Expiration	Finance	Business Management	Economics	Legal · Internal Control	Financial Planning · Accounting	Digital · ICT	Int'l Business · Capital Markets	Risk Management	Consumer Protection · ESG
KWAK S.K.	Independent [M]	2021/03	2027/03		○			●				○
KIM J.S.	Independent [F]	2022/03	2027/03			●				○		○
PARK J.B.	Independent [M]	2026/03	2028/03	●	○							
BAE H.	Independent [M]	2021/03	2027/03				●			○		
SONG S.J.	Independent [F]	2024/03	2027/03	○		○					●	
YANG I.J.	Independent [M]	2025/03	2027/03	○	○				●	○		
LIM S.Y.	Independent [F]	2026/03	2028/03		○			●				
CHUN M.S.	Independent [F]	2025/03	2027/03					●		○		
CHOI Y.G.	Independent [M]	2024/03	2027/03	○	○					●		
JIN O.D.	Executive [M]	2023/03	2029/03	●	○					○		
JUNG S.H.	N. Executive [M]	2023/03	2027/03	●	○							

<Note> Classification of Directors' Expertise

Field	Criteria
Finance	- At least 3 years of experience in a financial company at the executive level or above - Experience of at least 3 years in a position of management or above or 10 years as an employee in a corporation for finance-related work, etc.
Business Management	- Experience of working as a CEO (including a position equivalent to CEO), or working for more than 3 years in a position of management or higher in a corporation - Holds a master's degree or higher in the field of business administration and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Economics	- More than 5 years of experience working in economics-related work or related policy making, management, and supervision work in economics-related government, public institutions, supervisory agencies, and related organizations and associations - Holds a master's degree or higher in the field of economics and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Legal · Internal Control	- At least five years of experience in a job related to the practice of law (including as a judge or prosecutor) after being admitted to the bar - Master's degree or higher in a legal field and 5 years of experience as a researcher or assistant professor or above in a research institute, university or related field - Experience in internal control or compliance related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience in internal control or compliance-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations, etc.
Finance Management ·Accounting	- Qualification as a certified public accountant or tax accountant and at least five years of experience in work related to that qualification - Experience in finance management, accounting or taxation related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - Master's degree or higher in finance management or accounting and 5 years of experience as a researcher or assistant professor or above in a research institute or university, etc.
Digital ·ICT	- Experience in digital or ICT related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience as a management level or above, or 10 years of experience as an employee in an organization related to digital or ICT - At least 3 years of experience as a researcher or assistant professor or higher in a research institute or university in a field related to digital or ICT, etc.
International Business · Capital Markets	- 3 or more years of experience as an expatriate in a financial company or entity, or 3 or more years of experience in a global sales and marketing role at the executive level or above - At least 3 years of experience in a foreign-based corporation, institution, or organization - Experience in a company subject to 「Financial Investment Services and Capital Markets Act」 including, securities company, asset management company for at least 3 years in a management position or as an employee for at least 10 years - Experience in asset management related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations, etc.
Risk Management	- Experience in risk management related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience in risk management related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in the field of economics, statistics, or risk management and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Consumer Protection ·ESG	- At least 5 years of experience in consumer protection-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in the field of consumer protection and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field - At least 5 years of experience in ESG, social contribution-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in ESG-related field and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.

Agenda Summary of Election of Directors

(Agenda 4)

Election of Directors

(1 Executive Director, 5 Independent Directors)*

Agenda 4-1 : **Election(Executive Director) Mr. JIN Okdong**

Agenda 4-2 : **Election(Independent Director) Ms. KIM Jo Seol**

Agenda 4-3 : **Election(Independent Director) Mr. BAE Hoon**

Agenda 4-4 : **Election(Independent Director) Ms. SONG Seongjoo**

Agenda 4-5 : **Election(Independent Director) Mr. CHOI Young Gwon**

Agenda 4-6 : **Election(Independent Director) Mr. PARK Jong Bok**

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company's Articles of Incorporation, we seek shareholders' approval to elect directors.
(*Two independent directors who become members of the audit committee shall be elected as a separate agenda.)



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

BOD Development Direction and Required Capabilities

1. Strategic Direction for Board Development

The Board of Directors of Shinhan Financial Group, as the Company's highest standing decision-making body, seeks to enhance corporate value by promoting customer-centric management and a robust internal control framework to support sustainable growth and long-term development. Under its strategic direction to foster shared growth with shareholders, customers, society, and the environment as a responsible corporate citizen, the Board is committed to practicing transparent and accountable governance.

Enhancing Board Diversity and Expertise

The Board of Directors of Shinhan Financial Group aims to strengthen its "Collective Suitability" by securing expertise commensurate with the Company's scale, business complexity, and risk profile, thereby enabling effective oversight of and support for management.

"Collective Suitability" of the Board refers to the state in which the Board, as a single governing body, possesses a well-balanced mix of knowledge, skills, and experience necessary to effectively manage and oversee a financial company, through diversity and professional expertise. Here, "Diversity" refers to the ability to represent fairly the interests of all shareholders and financial consumers without being unduly influenced by any particular stakeholder group.

In addition, the Board's areas of expertise are segmented into nine domains—financial services, management, economics, law/internal controls, accounting/finance, digital/ICT, international business/capital markets, risk management, and consumer protection/ESG—to ensure that the Board collectively possesses sufficient practical experience and knowledge required to effectively perform its duties.

Through these efforts, the Board of Directors of Shinhan Financial Group will continue to enhance the quality of its collective suitability and work constructively with management, grounded in a sound governance framework, to meet the trust and expectations of shareholders.


Advanced Corporate Governance
- Ensuring BOD Transparency · Soundness · Stability -
Shinhan Financial Group
Directors Collective Suitability
Diversity
+
Expertise

2. Key Competencies Required of the Board

The Company defines 9 core competency areas required for the Board of Directors. These include expertise specified under the Financial Governance Act—financial services, business management, economics, legal affairs & internal control, finance & accounting, and digital & ICT—as well as three additional areas independently identified by the Company: international business & capital markets, risk management, and consumer protection & ESG. The Company seeks to ensure a balanced composition of directors with strong expertise across all of these areas. In addition, the Company aims to enhance the diversity of the Board by comprehensively considering directors' experience as independent directors at other companies, organizational management experience, as well as nationality, gender, and age.

Furthermore, in light of the unique characteristics of a financial holding company overseeing multiple financial subsidiaries, the Company seeks to appoint independent directors with multi-disciplinary expertise spanning more than one area, rather than specialists limited to a single field.

Accordingly, from the perspectives of diversity and expertise, the Board of Directors of Shinhan Financial Group will continuously assess the current composition of the Board and actively strengthen its overall competency by ensuring that expertise across all required areas is appropriately represented.

Shinhan Financial Group BOD Required Capabilities(Expertise)

Financial Services	Business Management	Economics	Legal/ Internal Control	Finance/ Accounting	Digital/ ICT	Global/ Capital Market	Risk Management	Consumer Protection/ ESG

Director Nominees (Reappointment)



New or Reappointment
Reappointment
(Director since March 2023)

Board Attendance Rate in the previous year
100%

Executive Director Nominee: JIN Okdong

· **Date of Birth** February 21, 1961
· **Nominator** CEO Recommendation Committee
· **Term of Office** 3 years (March 2026 – March 2029)

· **Education** Master of Business Administration, Chung-Ang University

· **Experience**

2015 – 2016	CEO, Shinhan Bank Japan (SBJ)
2017 – 2018	Deputy President, Shinhan Financial Group
2019 – 2022	CEO, Shinhan Bank
2023 – Current	CEO, Shinhan Financial Group

· **Relation to the Largest Shareholder** None
· **Business Transaction with SFG** None
· **Delinquency** None
· **Management of Insolvent Companies** None
· **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Executive Director JIN Okdong participated diligently in all Board meetings and actively reflected the views and concerns of independent directors on key agenda items, including the Corporate Value-up Plan, shareholder return policy, initiatives to enhance group-wide customer convenience, the Group's mid-term strategy, and the Group Recovery Plan, in the Company's overall management and operations.

As Chair of the Subsidiary's Recommendation Committee and a member of the ESG Strategy Committee, he facilitated open and constructive communication among committee members, contributing to more substantive and efficient deliberations and enhancing the professionalism and effectiveness of committee operations. Amid a rapidly changing financial industry environment and heightened external uncertainty, he engaged in ongoing dialogue with the Board to explore strategic directions and to support the Board's efforts to pursue mid- to long-term transformation and innovation.

Reasons for Recommendation

With approximately 45 years of experience across the financial sector, including overseas business, credit review, treasury, and management support functions, the nominee has a comprehensive understanding of Group-wide management. Drawing on his insights into changes in the domestic and global financial environment, he has provided balanced perspectives in the formulation and execution of the Group's mid- to long-term strategy.

Over the past three years as CEO of Shinhan Financial Group, he demonstrated balanced crisis management and business execution, achieving record-high earnings while advancing new digital businesses. He also strengthened the foundation for sustainable growth by embedding a differentiated internal control culture and reinforcing the financial consumer protection framework. In addition, he successfully established and executed the Corporate Value-up Plan, delivering tangible improvements in corporate value and shareholder value. Accordingly, following a review of statutory eligibility requirements, the CEO Recommendation Committee recommended Mr. JIN as CEO, considering him well suited to lead transformative change and innovation toward "Excellence Shinhan" and to advance the Group's future competitiveness.

Director Nominees (Reappointment)



New or Reappointment

Reappointment

(Director since March 2022)

Board Attendance Rate in the previous year

100%

Independent Director Nominee: **KIM Jo Seol**

- **Date of Birth** December 5, 1957
- **Nominator** Independent Director and Audit Committee Member Recommendation Committee
- **Term of Office** 1 year (March 2026 – March 2027)

- **Education** Ph.D. in Economics, Osaka City University

- **Experience**
  - 2007 – 2018 Chair · Member, Nagano Prefecture Human Rights Policy Council
  - 2020 – Current Professor, Osaka University of Commerce Department of Economics
  - 2023 – Current Standing Director and President, Northeast Asian Society
  - 2025 – Current Member, Presidential Advisory Council on Democratic and Peaceful Unification

- **Relation to the Largest Shareholder** None
- **Business Transaction with SFG** None
- **Delinquency** None
- **Management of Insolvent Companies** None
- **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Director KIM Jo Seol attended all Board meetings held in 2025, as well as meetings of all Board committees, where she serves as a member – ESG Strategy Committee, CEO Recommendation Committee, and Independent Director and Audit Committee Member Recommendation Committee. In total, she dedicated 440 hours to Board and committee meetings, agenda reviews, and training sessions.

Ms. KIM contributed to Board deliberations by reviewing key agenda items based on her expertise in macroeconomics and human rights and by providing perspectives on structural economic changes and social issues. Drawing on her long-term academic experience in Japan, she shared management cases and insights from Japanese corporates, supporting the Board's understanding of the global economic environment beyond a domestic market–focused perspective. As a member of the ESG Strategy Committee, she provided practical input on consumer protection, diversity, and other social value–related matters, contributing to the Company's ESG management direction. Despite residing in Japan, she actively participated in multiple committees and maintained effective communication with fellow directors and management.

Reasons for Recommendation

Ms. KIM is a professor of economics at a Japanese university and a female economist with a deep understanding of Northeast Asian economies. She has a long-standing interest in human rights advocacy and has conducted extensive research in social welfare and minority rights.

Recognized for her logical approach and strong ethical standards, she has effectively integrated her academic expertise with diverse real-world experiences to advise on the Group's ESG strategy. Based on the experience and deep insights accumulated in Japan, she has been recommended for reappointment by unanimous consensus of the Independent Director and Audit Committee Member Recommendation Committee, as she is the ideal candidate to lead the Company's financial consumer protection and global ESG management.

Director Nominees (Reappointment)



New or Reappointment

Reappointment

(Director since March 2021)

Board Attendance Rate in the previous year

100%

Independent Director Nominee: **BAE Hoon**

· **Date of Birth** March 30, 1953
· **Nominator** Independent Director and Audit Committee Member Recommendation Committee
· **Term of Office** 1 year (March 2026 – March 2027)

· **Education** Ph.D. in Law, Kyoto University

· **Experience**

1979	Assistant Certified Public Accountant
1985	Passed the Japanese Bar Examination
2002 – 2006	Director, LAZAK(Lawyers Association of Zainichi Korea)
2003 – Current	Representative Attorney, Orbis Legal Profession Corporation

· **Relation to the Largest Shareholder** None
· **Business Transaction with SFG** None
· **Delinquency** None
· **Management of Insolvent Companies** None
· **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Director BAE Hoon attended all Board meetings held in 2025, as well as meetings of all Board committees, where he serves as a member – Audit Committee, CEO Recommendation Committee, Internal Control Committee, and Subsidiary CEO Recommendation Committee. In total, he dedicated 574 hours to Board and committee meetings, agenda reviews, and training sessions.

He provided professional and practical input on Board agenda items based on his expertise and practical experience in law and accounting. As a member of the Audit Committee and the Internal Control Committee, he contributed to strengthening the internal control framework and risk prevention through improvement recommendations. These contributions supported the Company's efforts to reinforce transparent governance, promote an ethical culture, and establish a foundation for sustainable growth. Despite residing in Japan, he actively participated in all Board and subcommittee activities and maintained constructive communication with fellow directors, contributing to stable and effective Board dynamics.

Reasons for Recommendation

Mr. BAE is a Korean-Japanese attorney and a licensed Certified Public Accountant in Japan, with expertise in legal, accounting, and global matters. By sharing corporate legal and financial policy cases from both Korea and Japan, he contributed to strengthening the soundness of the Company's management. In particular, as a member of the Audit Committee and the Internal Control Committee, he demonstrated strong ethical standards and sound judgment, contributing to risk prevention and the establishment of a transparent management culture.

He has consistently provided insightful advice on legal issues arising from the evolving financial industry environment, including the transition toward digital and AI-driven business models. In light of his active contributions, strong sense of responsibility, and professional advisory capabilities, the Independent Director and Audit Committee Member Recommendation Committee unanimously recommended his reappointment, considering his continued contribution essential to enhancing the Board's expertise and further strengthening the Company's internal control framework.

Director Nominees (Reappointment)



New or Reappointment

Reappointment

(Director since March 2024)

Board Attendance Rate in the previous year

100%

Independent Director Nominee: **SONG Seongjoo**

· **Date of Birth** March 26, 1971
· **Nominator** Independent Director and Audit Committee Member Recommendation Committee
· **Term of Office** 1 year (March 2026 – March 2027)

· **Education** Ph.D. in Statistics, University of Chicago

· **Experience**

2018 – 2021	Advisory Professor, Economic Statistics Division, Bank of Korea
2008 – Current	Professor, Statistics, Korea University
2019 – Current	Director of the Korea Insurance Society
2022 – Current	Director of the Korea Risk Management Society

· **Relation to the Largest Shareholder** None
· **Business Transaction with SFG** None
· **Delinquency** None
· **Management of Insolvent Companies** None
· **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Director SONG Seongjoo attended all Board meetings held in 2025, as well as meetings of all Board committees, where she serves as a member – Risk Management Committee, Internal Control Committee, and Independent Director and Audit Committee Member Recommendation Committee. In total, she dedicated 508 hours to Board and committee meetings, agenda reviews, and training sessions.

Ms. SONG contributed to strengthening the Board's oversight by rigorously analyzing the Company's management strategy and risk profile based on her expertise and experience in risk management and statistics. She provided substantive input on crisis analysis, scenario analysis, and credit risk models, contributing to the effectiveness of the risk management framework. As Chair of the Risk Management Committee, she facilitated effective deliberations by incorporating diverse views and enhancing the committee's efficiency and expertise. She also demonstrated diligence and accountability through thorough pre-meeting preparation and incisive questioning, contributing to effective oversight across Board and committee.

Reasons for Recommendation

Ms. SONG is a recognized scholar in financial engineering and financial statistics, with a high level of expertise in risk management and investment strategy. Drawing on her advisory experience with the Korean Risk Society and public institutions, she systematically analyzed uncertainties embedded in key management issues, providing the Board with an analytical basis for informed mid to long-term decision-making.

In particular, as Chair of the Risk Management Committee, she provided substantive insights that enhanced the coherence of risk management and strengthened the effectiveness of the framework. Taking into account her diligent and rigorous contributions to the Board's oversight across meetings, the Independent Director and Audit Committee Member Recommendation Committee unanimously recommended her reappointment, considering her well suited to further strengthen the Board's expertise.

Director Nominees (Reappointment)



New or Reappointment

Reappointment

(Director since March 2024)

Board Attendance Rate in the previous year

100%

Independent Director Nominee: CHOI Young Gwon

- **Date of Birth** July 16, 1964
- **Nominator** Independent Director and Audit Committee Member Recommendation Committee
- **Term of Office** 1 year (March 2026 – March 2027)
- **Education** Ph.D. in Financial Management, Soongsil University
- **Experience**

2014 – 2017	CIO, Government Employee Pension Service
2017 – 2019	CEO, Hi Asset Management
2019 – 2023	CEO, Woori Asset Management
2022 – Current	Adjunct Professor, Graduate School of Business, Sogang University

- **Relation to the Largest Shareholder** None
- **Business Transaction with SFG** None
- **Delinquency** None
- **Management of Insolvent Companies** None
- **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Director CHOI Young Gwon attended all Board meetings held in 2025, as well as meetings of all Board committees, where he serves as a member – Internal Control Committee, Remuneration Committee, Risk Management Committee, and CEO Recommendation Committee. In total, she dedicated 567 hours to Board and committee meetings, agenda reviews, and training sessions.

Mr. CHOI actively contributed to Board deliberations based on his strong understanding of the financial industry and capital markets, providing practical alternatives and clear directional guidance on key management issues facing the Company. As Chair of the Internal Control Committee and the Remuneration Committee, he balanced practical considerations with market perspectives and strengthened oversight of internal controls through rigorous questioning. He also provided substantive insights into the Group's risk management direction amid changing domestic and global market conditions, and offered views that considered capital efficiency and profitability, thereby contributing to the enhancement of corporate value.

Reasons for Recommendation

Mr. CHOI is a capital markets professional with extensive experience in the financial sector and a proven track record of management capability and expertise, and has consistently contributed to the Company's strategic direction and capital efficiency. In particular, as Chair of the Internal Control Committee and the Remuneration Committee, he strengthened oversight of internal controls by balancing practical considerations with market perspectives.

The candidate actively proposed specific and feasible solutions that considered both the Company's risk management and profitability, contributing to the enhancement of corporate value. He also maintained professional competence through regular participation in training programs for independent directors. In light of his capital markets expertise and deep understanding of the financial sector, the Independent Director and Audit Committee Member Recommendation Committee unanimously recommended his reappointment, considering him well suited to continue serving effectively as a member of the Board.

Director Nominees (New Appointment)



New or Reappointment

New Appointment

Independent Director Nominee: PARK Jong Bok

- **Date of Birth** May 29, 1955
- **Nominator** Independent Director and Audit Committee Member Recommendation Committee
- **Term of Office** 2 years (March 2026 – March 2028)
- **Education** Bachelor of Arts in Economics, Kyung Hee University
- **Experience**
  - 2011 – 2014 Head of Retail Business Division, Standard Chartered Bank Korea
  - 2014 – 2015 Vice CEO, Head of Retail Banking Group, Standard Chartered Bank Korea
  - 2015 – 2025 CEO, Standard Chartered Bank Korea
  - 2025 – 2026 Senior Adviser, Standard Chartered Group

- **Relation to the Largest Shareholder** None
- **Business Transaction with SFG** None
- **Delinquency** None
- **Management of Insolvent Companies** None
- **Reasons for Statutory Disqualification** None

Reasons for Recommendation

The candidate is a financial professional who has delivered stable performance amid changing domestic and global financial environments over a 46-year career at Standard Chartered Bank Korea. In particular, during the past decade as CEO, he is widely recognized for having successfully led a fundamental transformation of the organization by balancing global best practices with the specific characteristics of Korea's financial market. By adapting the global financial group's rigorous risk standards and advanced operating processes to local market conditions, while formulating strategies grounded in a deep understanding of Korean financial consumers and market needs, he laid an important foundation for enhancing the competitiveness of Standard Chartered Bank Korea.

During his tenure as CEO, the candidate personally led major strategic initiatives, including strengthening digital financial capabilities, advancing non-face-to-face channels, and achieving high growth in the wealth management business. He broadly leveraged Standard Chartered Group's global network to expand a customized product lineup for clients and spearheaded the development of diversified portfolios tailored to segmented financial needs. In addition, through partnerships with leading platform companies and technology firms, he introduced new, customer-centric financial experiences, thereby innovating the end-to-end customer journey and delivering tangible improvements in customer convenience. Under his leadership, Standard Chartered Bank Korea achieved improvements in both profitability and growth.

Meanwhile, having spent most of his banking career on the retail front line, the candidate is also well known as a "field-oriented retail banking expert" who has directly experienced the needs and pain points of financial consumers at the closest points of contact. Building on his long-accumulated understanding of customers, he has driven tangible changes across multiple areas, including channel strategy, product development, and customer experience innovation.

As competition in the financial industry increasingly shifts toward AI and data-driven capabilities, customer expectations are rising, and their needs are becoming more multi-layered and complex. Against this backdrop, market demand is growing for experts who have a proven track record of understanding and addressing diverse customer needs. Accordingly, the insights and advice of a former financial group CEO with deep industry expertise and extensive leadership experience are expected to make a meaningful contribution to the Company's efforts to enhance financial consumer value, elevate the quality of strategic decision-making, and secure future growth engines.

For these reasons, the Independent Director and Audit Committee Member Recommendation Committee has unanimously recommended the candidate.

Key Activities of BOD in 2025

The Board of Directors of Shinhan Financial Group held a total of 14 meetings in 2025, while the sub-committees under the Board actively conducted 70 meetings. Most directors maintained an attendance rate of 100%, demonstrating their responsible roles and active engagement in supporting the Group's sustainable growth.

The proportion of independent directors on the Board is 82%, ensuring its independence, and the Chairs of 7 out of 8 sub-committees are chaired by independent directors. Furthermore, 6 sub-committees are comprised entirely of independent directors, securing transparency and objectivity. Through this structure, the Board facilitates balanced deliberations and effective management decision-making.


2024 Board Composition and Activities
The Board of Directors
(9 Independent Directors, 1 Executive Director and 1 Non-Executive Director)
IND 82%
ED / NED 18%
Chair: YOON Jaewon (Independent Director)
Audit Committee
Independent Director 100%
Chair: KWAK Su Keun (IND)
Risk Management Committee
Independent Director 100%
Chair: SONG Seongjoo (IND)
Internal Control Committee
Independent Director 100%
Chair: CHOI Young-Gwon (IND)
Remuneration Committee
Independent Director 100%
Chair: CHOI Young-Gwon (IND)
ESG Strategy Committee
Independent Director 60%
Chair: LEE Yong Guk (IND)
CEO Recom. Committee
Independent Director 100%
Chair: KWAK Su Keun (IND)
IND & Audit Com. Member Recom. Committee
Independent Director 100%
Chair: YANG In Jip (IND)
Subsidiary's CEO Recom. Committee
Independent Director 80%
Chair: JIN Okdong (ED)
2025 Board Activities
14
Board Meetings
70
Board Committees Meetings
99.7%
Director Attendance Rate
Additional Board Activities (Total 6 Sessions):
– 2 Board Workshops (Economics · financial environment outlook for the 2026, direction review on shareholder returns policy, understanding stable coin and Shinhan's preparation, etc.)
– 4 Off-site Board Sessions (Central Asia expansion strategy, Objectivity enhancement of the independent directors' evaluation framework, feedback on external training programs for independent directors, etc.)

As of end of FY2025

BOD Sub-Committee Structure (as of Dec 2025)

Composition of Board Sub-Committees

	BOD	Audit Committee	Risk Mgt. Committee	Internal Control Committee	Remuneration Committee	ESG Strategy Committee	CEO Recom. Committee	IND & Audit Member Recom. Committee	Subsidiary's CEO Recom. Committee
Independent Director **KWAK Su Keun** Director Since: 2021.03	○	●		○			●		○
Independent Director **KIM Jo Seol** Director Since: 2022.03	○					○	○	○	
Independent Director **BAE Hoon** Director Since: 2021.03	○	○		○			○		○
Independent Director **SONG Seongjoo** Director Since: 2024.03	○		●	○				○	
Independent Director **YANG In Jip** Director Since: 2025.03	○		○					●	○
Independent Director **YOON Jaewon** Director Since: 2020.03	●	○					○		○
Independent Director **LEE Yong Guk** Director Since: 2021.03	○	○			○	●			
Independent Director **Chun Myosang** Director Since: 2025.03	○				○	○		○	
Independent Director **CHOI Young Gwon** Director Since: 2024.03	○		○	●	●		○		
Executive Director **JIN Okdong** Director Since: 2023.03	○					○			●
Non-Executive Director **JUNG Sang Hyuk** Director Since: 2023.03	○					○			

* Chair of the Board or Sub-committee Chair : ●, Board/Sub-committee member : ○

For details on the BOD & Sub-committee meetings in 2025, please refer to pages 81~103

Nomination and Evaluation Process

1. Nomination Process for New Independent Director Candidates

The Company operates a more independent and transparent process for the nomination of board director candidates in accordance with its internal regulations.
The Company maintains a standing long list of candidates for independent directors. Based on this long list, an external search advisory firm shortlists candidates, after which the Independent Director & Audit Committee Recommendation Committee—comprising all independent directors—selects the final-round candidates. The Company then appoints new independent directors through a five-step process, including the recommendation of preliminary candidates and final nominees.


Nomination of New Independent Directors
Nomination Principles
IND & Audit Member Recom. Committee
Resolution on Principles for Nominating Independent Director Candidates
Long List
IND & Audit Member Recom. Committee
Management of the long list for independent directors
As of 2025, approx. 180 individuals
Recommendation by the IND & Audit Member Recommendation Committee
Recommendation by outside agencies (search firm)
Recommendation by shareholders
~10 times the number of final candidates
Narrowed-down List
Nomination Advisory Group
Proposal of narrowed-down list by the Nomination Advisory Group
[Nomination Advisory Group → IND & Audit Committee Member Recommendation Committee]
Short List
IND & Audit Member Recom. Committee
Selection of short list
3-5 times the number of final candidates
Candidate
IND & Audit Member Recom. Committee
Selection of candidates
Final Nominee
All Independent Directors
Selection of final nominee

For details on the independent director nomination process, please refer to page 75-76

Nomination and Evaluation Process (Continued)

2. Re-nomination Process for Independent Directors

The recommendation for the reappointment of independent directors whose terms are expiring is conducted through a three-step process.

First, based on the evaluation report covering all independent directors, the external search advisory firm reviews each director's activities over the past year and submits its recommendations on reappointment to the Independent Director and Audit Committee Member Recommendation Committee. The members of the Committee then discuss each candidate's contributions to the Board, taking into account the advisory firm's evaluation, and decide whether to designate the relevant independent director as a preliminary candidate for reappointment. In this process, committee members are restricted from expressing opinions regarding their own reappointment.

Candidates for reappointment who are designated as preliminary candidates are subject to the same eligibility and independence verification process as new nominees for independent directors. After reviewing the verification results at the Independent Director and Audit Committee Recommendation Committee meet ing attended by all independent directors, the final nominee is recommended either based on the outcome of a secret ballot (through majority vote) or through deliberation and mutual selection among the committee members. In this process as well, voting on one's own candidacy is restricted. The final nominee is then submitted to the AGM for approval of reappointment.


Re-nomination of Independent Directors
Candidates for Reappointment
IND & Audit Member Recom. Committee
Confirmation of candidates subject to reappointment
Narrowed-down List
Nomination Advisory Group
Submission of opinion by the Nomination Advisory Group
[Nomination Advisory Group → IND & Audit Committee Member Recommendation Committee]
Candidate
IND & Audit Member Recom. Committee
Selection of candidates
Final Nominee
All Independent Directors
Selection of final nominee

Nomination and Evaluation Process (Continued)

3. Evaluation Process for Independent Directors

The Company sets the term of office for independent directors at two years for the initial appointment and one year for reappointment. In recommending candidates for reappointment, the Company reflects the results of the annual independent director performance evaluation.
(Article 25(4) of the Company's Internal Governance Code; Article 10(3) and Article 10(7) of the Regulations on Independent Director and Audit Committee Member Recommendation Committee)

In accordance with the evaluation methodology approved by the Board, the Company conducts internal evaluations. To enhance objectivity and ensure anonymity, the Company fully outsources the survey process to an external professional evaluation firm. In addition, through amendments to the governance-related internal regulations at the 2nd Special Board Meeting in 2015, the Company established the basis for obtaining external advisory opinions on the internal evaluation criteria for independent directors stipulated in the best-practice code and for introducing external evaluations of independent directors.

To further enhance objectivity and assess each independent director's contribution in a more detailed manner, the Company reduced the weighting of self-assessments to 0% from 2024 and
increased the weighting of peer assessments to 90%. In 2025, the Company further refined the framework by expanding quantitative evaluation metrics to improve assessment accuracy.

Based on the 2025 evaluation results of independent directors' performance, all nine incumbent independent directors were assessed as meeting or exceeding expectations. These results were referenced and utilized in recommending candidates for reappointment.

BOD Evaluation Process

Category	Details
Purpose	- Reference materials for the annual review and reappointment of independent directors
Timing	- At the end of each year
Criteria	- Role-based evaluation: assessment of the board's performance of its mandated duties and authorities under the internal governance code
Evaluator and Weight	**Past** — Evaluator: - Peer evaluation 90% (All other independent directors) - Employee evaluation 10%; Weight: 8.3% **Current (In 2025)** — Evaluator: Peer evaluation 90% Employee evaluation 10%; Weight: 25% To improve the objectivity of evaluations, greater weight has been assigned to quantitative metrics, including Board activity hours, etc.
Method	- Five-point scale survey - Mail and online based survey
Measures to ensure objectivity	- The entire evaluation process is fully outsourced to an external advisory firm to ensure fairness and evaluator anonymity

4. Election of Audit Committee Members

(Agenda 5)

Election of Independent Directors who will serve as Audit Committee Members (2 Members)

(Agenda 6)

Election of Audit Committee Members (2 Members)


Shinhan Financial Group

Agenda Summary of Election of Audit Committee Member

(Agenda 5)

Election of an Independent Director who will serve as Audit Committee Member(2 Members)

Agenda 5-1 : **Election of an Independent Director who will serve as Audit Committee Member :** KWAK Su Keun

Agenda 5-2 : **Election of an Independent Director who will serve as Audit Committee Member :** LIM Seungyeon

(Agenda 6)

Election of Audit Committee Member (2 Members)

Agenda 6-1 : **Audit Committee Member Nominee :** BAE Hoon

Agenda 6-2 : **Audit Committee Member Nominee :** CHOI Young Gwon

Pursuant to Article 542 (12) of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 51 of the Company's Articles of Incorporation, we seek shareholders' approval during the Annual General Meeting of Shareholders on the appointment of an independent director who becomes a member of the Audit Committee.

Pursuant to paragraph 5 of Article 19 of the Act on Corporate Governance of Financial Companies, financial companies shall appoint one or more independent director to serve as Audit Committee members separately from other directors to ensure the independence of Audit Committee members

At the 25th Annual General Meeting of Shareholders, we plan to appoint 2 members of independent director who will serve as Audit Committee member and 2 members of the Audit Committee.



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

Election of an Independent Director who will serve as Audit Committee Member



New or Reappointment

Reappointment

(Director since March 2021)

Board Attendance Rate in the previous year

100%

Independent Director Nominee who will serve as Audit Committee Member : **KWAK Su Keun**

- **Date of Birth** August 16, 1953
- **Nominator** Independent Director and Audit Committee Member Recommendation Committee
- **Term of Office** 1 year (March 2026 – March 2027)

- **Education** Ph.D. in Business Administration, University of North Carolina

- **Experience**

1998 – 2018	Professor, Seoul National University, Business School
2007 – 2009	Dean of Business School/ Graduate School of Business, Seoul National University
2015 – 2026	Chairman of the Korea Entrepreneurship Foundation
2018 – Current	Professor Emeritus, Seoul National University, Business School
2019 – Current	Chair, Governance Advisory Committee, Korea Lasted Companies Association(KLCA)

- **Relation to the Largest Shareholder** None
- **Business Transaction with SFG** None
- **Delinquency** None
- **Management of Insolvent Companies** None
- **Reasons for Statutory Disqualification** None

Key Activities of the Director Nominee in 2025

Director KWAK Su Keun attended all Board meetings held in 2025, as well as meetings of all Board committees where he serves as a member—the Audit Committee, Internal Control Committee, CEO Recommendation Committee, and Subsidiary CEO Recommendation Committee. In total, he dedicated 594 hours to Board and committee meetings, agenda reviews, and training sessions.

As Chair of the Audit Committee, he diligently fulfilled his oversight responsibilities, ensuring rigorous checks on management. He provided timely updates on the committee's activities to the Board and offered sharp analysis and recommendations based on his accounting expertise. Drawing from his extensive experience, he contributed to the Group's development by offering close reviews and insightful opinions on key issues, including the Group's strategic and financial direction. Furthermore, he played a critical role in strengthening internal controls by proposing improvements and requesting additional actions on compliance matters.

Through his participation in Board meetings, Board dialogue sessions, and workshops, he actively contributed to the Board's decision-making process in key areas, such as: assessing the impact of share buybacks and cancellations; evaluating the appropriateness of Board composition and collective suitability; reviewing the establishment of the 2026 Group management plan; and, assessing management appointments at Group subsidiaries.

Reasons for Recommendation

The candidate is a recognized authority in accounting and management with over 20 years of experience, combining academic depth from long-standing service as a professor of accounting at Seoul National University with practical insights gained through advisory roles to public institutions. During his tenure, as Chair of the Audit Committee and the CEO Recommendation Committee, he proactively reviewed key agenda items, including internal controls, audit matters, and management succession planning, and presented practical alternatives, contributing to the stability of the Company's governance. In particular, as the most senior member of the Board, he exercised effective leadership to facilitate constructive and active deliberations, contributing materially to the Company's sound management and development. Accordingly, in light of his expertise in accounting and finance and his expected contribution to sustainable growth and transparent governance, the Independent Director and Audit Committee Member Recommendation Committee unanimously recommended him as a candidate for outside director to serve as a member of the Audit Committee.

Election of an Independent Director who will serve as Audit Committee Member



New or Reappointment

New Appointment

Independent Director Nominee who will serve as Audit Committee Member : **LIM Seungyeon**

· **Date of Birth**	July 18, 1973
· **Nominator**	Independent Director and Audit Committee Member Recommendation Committee
· **Term of Office**	2 years (March 2026 – March 2028)
· **Education**	Ph.D. in Business Administration, Seoul National University
· **Experience**	2002 U.S. Certified Public Accountant 2023 – 2026 Independent Director, Kakao Games Corp. 2011 – Current Professor, College of Business Administration, Kookmin University 2026 – Current Dean of Business School, Kookmin University

· **Relation to the Largest Shareholder**	None
· **Business Transaction with SFG**	None
· **Delinquency**	None
· **Management of Insolvent Companies**	None
· **Reasons for Statutory Disqualification**	None

Reasons for Recommendation

The candidate is a finance and accounting expert who holds a Ph.D. in Business Administration from Seoul National University and is a U.S. Certified Public Accountant (AICPA). Over the past 15 years, she has served as a professor of accounting, building a strong track record of academic research across a wide range of areas, including capital markets, corporate valuation, managerial decision-making, and the economic effects of accounting information. She possesses the expertise to assess corporate financial soundness and management performance on an objective and evidence-based basis amid a rapidly evolving global financial environment.

In addition, as Dean of Business School, the candidate demonstrated broad networks and leadership both within and outside the university. Her experience overseeing education and research organizations, communicating with faculty and students, and setting academic directions has equipped her with practical judgment and administrative capabilities necessary to coordinate organizations with complex stakeholder dynamics and to lead strategic decision-making. This experience provides a solid foundation for assessing, in a balanced and practical manner, the potential returns and risks of strategic initiatives pursued by financial institutions, and for providing constructive advice and effective oversight of management decisions.

Furthermore, based on her experience as an independent director at a major domestic game company and deep understanding of the end-to-end corporate audit process, the candidate is expected to offer strong insights into assessing accounting transparency, the adequacy of internal control systems, and the effectiveness of risk control mechanisms. As strengthening internal controls and enhancing accounting transparency have emerged as key priorities across the financial industry, the candidate's expertise is well aligned with these industry-wide trends. In particular, amid the expansion of ESG management and tightening regulatory requirements, ensuring the reliability of financial information has become a critical element of sustainable management, and the candidate has been recognized for her expertise in this area through both academic research and practical advisory work.

Accordingly, as a financial expert, the candidate is expected to closely review management's judgments regarding the Company's long-term sustainability, achievability of financial targets, and key risk factors, and to provide constructive alternatives and balanced perspectives where appropriate. In an environment of heightened uncertainty in the financial industry, She is also expected to make a meaningful contribution to analyzing complex risk factors facing the Company and identifying new growth opportunities.

For these reasons, the Independent Director and Audit Committee Member Recommendation Committee has unanimously recommended the candidate.

Election of Audit Committee Member



Audit Committee Member Nominee: **BAE Hoon**

Reasons for Recommendation

The candidate is a legal professional with extensive experience in corporate legal advisory and holds Japanese CPA qualifications, with expertise spanning legal, accounting, and global matters. Given the nature of the Audit Committee's responsibilities, which require both rigorous review of accounting transparency and a high level of compliance capability, the candidate possesses the requisite expertise across both domains. His practical experience in handling complex corporate legal matters is expected to contribute to the early identification and mitigation of diverse risks as a member of the Audit Committee.

In addition, during his tenure as an Audit Committee member, the candidate demonstrated strong ethical standards and accountability, contributing actively to audit and internal control activities. He provided rigorous reviews and substantive input on key issues facing the Company, thereby contributing to the enhancement of the Company's compliance standards. In light of his independent oversight of management and his ability to propose practical and constructive measures for risk prevention, he was recommended as a member of the Audit Committee.



Audit Committee Member Nominee: **CHOI Young Gwon**

Reasons for Recommendation

The candidate is a financial management and capital markets professional who previously served as CEO of an asset management company. His management experience and strong understanding of the financial industry, developed through leading financial institutions over many years, are expected to enhance the Audit Committee's oversight of management's strategic judgment.

During his tenure, including service as Chair of the Internal Control Committee, he strengthened the Company's oversight functions by balancing practical considerations with market perspectives. Through rigorous questioning and thorough reviews, he provided substantive input on key issues and presented risk management directions that considered capital efficiency and profitability, thereby contributing to the Company's pursuit of sustainable growth.

In light of his insights, commitment, and sense of responsibility, he was recommended as a member of the Audit Committee, considering his expected contribution to the sound development of the Company's audit functions.

Key Activities of Audit Committee

Key Activities of Audit Committee in 2025

In 2025, a total of 18 Audit Committee meetings were held. The Committee deliberated on 72 agenda items in total, compri sing 25 resolutions, 14 items for deliberation review, and 33 reports. Details of the Audit Committee's activities are reported to the Board on a regular basis.

The Audit Committee directly oversees its supporting organization, the Audit Team, which conducts audits of the Company and its subsidiaries and monitors audit activities at subsidiaries. To ensure the effective performance of audit functions, a senior executive level was appointed as the Internal Audit Executive. The Internal Audit Executive supports the Audit Committee and reports on the results of major audit activities. The Audit Team consists of one head, two Certified Public Accountants (CPAs), and senior staff members with extensive practical experience, with dedicated officers assigned to each subsidiary to monitor subsidiary-level audit activities. In accordance with the annual audit plan, the Audit Committee reviewed the management and internal control operations of the Company and its subsidiaries, anti-money laundering activities, financial statements and business reports, the operation of the internal control over financial reporting on a consolidated basis, and the appropriateness of the establishment and implementation of disclosure policies. The Committee also received and reviewed reports on the activity plans and performance of the Chief Compliance Officer.

The Audit Committee receives and discusses reports on material issues of the Company and its subsidiaries on an ad hoc basis, including financial incidents, IT system disruptions, and the results of supervisory examinations by regulatory authorities. In 2025, the Audit Committee received reports from the Chief Audit Officer on financial incidents and IT system disruptions at subsidiaries, including Shinhan Bank, as well as the results of supervisory examinations conducted by the Financial Supervisory Service (FSS) on the Company and Shinhan Life. The Committee also received and reviewed reports from the Accounting Division on the progress of the global rollout of the Internal Control over Financial Reporting System (FRICS) and the implementation of processes to address fund misappropriation risks at the Company and its subsidiaries.

The Audit Committee received direct quarterly reports from the external auditor to review the Company's significant accounting policies, the results of reviews of quarterly and semi-annual financial statements, the audit results of year-end financial statements, and any material matters related to misconduct by management or violations of applicable laws or the Articles of Incorporation. The Committee also exchanged views with the external auditor on key audit matters.

To ensure sufficient and independent discussions, the Audit Committee held a total of three private sessions during the year with the external auditor, without the presence of management. In addition, through in-person meetings with the accounting heads of the holding company and major subsidiaries and the external auditor, the Committee received and discussed direct reports on material changes in key accounts, external audit procedures, and significant issues identified during the audit process.

In 2025, a total of 23 internal control–focused audits were conducted for the holding company and its subsidiaries. To strengthen proactive responses to group-wide common risk factors, risk assessments were performed and preventive, theme-based audits were conducted. IT audits were also expanded to overseas networks to review major IT issues and management frameworks, and the adequacy of internal control system implementation was assessed to enhance the maturity of the Group's internal control framework. In addition, practitioner-level audit working groups were convened at least twice a year to share key internal control cases, thereby strengthening communication among the Group's audit functions.

During 2025, the Company conducted the selection process for the external auditor for the three fiscal years FY2026–2028. Based on the selection criteria and procedures resolved by the Audit Committee and taking into comprehensive consideration audit quality from a consolidated perspective, Samil PwC was selected as the next external auditor.

In 2026, the Company plans to enhance reviews of high-risk areas and conduct audits of subsidiaries that have not been audited for an extended period, in order to address audit coverage gaps. The Company also plans to review monitoring systems for the prevention of incidents at subsidiaries and to support the establishment of incident prevention frameworks to address root causes. In addition, to strengthen communication with the external auditor, the Company plans to establish an real-time communication channel based on an online platform and to introduce an audit management system to enhance the accuracy of core audit activities. For group-wide common issues, joint audits leveraging the specialized resources of the holding company and subsidiaries will be conducted, and communication with subsidiaries will continue to be strengthened through practitioner-level audit councils.

5.
Director Remuneration

(Agenda 7)

Approval of the Director Remuneration Limit


Shinhan Financial Group

Agenda Summary of the Directors Remuneration Limit

(Agenda 7)

Approval of the Director Remuneration Limit

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company's Articles of Incorporation, we seek shareholders' approval of the director remuneration limit.

Directors Remuneration for FY2025~FY2026 (in KRW)

FY2026 (Proposed)	FY2025 (Approved)
3.0 billion [1)]	3.0 billion

Note 1)
Separately, a long-term performance-linked incentive in performance shares ("PS") is granted. The Company determines the PS by conducting performance evaluation on the next four-year period. The performance indicators include the increase in share price relative to the comparison group, Return on Equity(ROE) and Return on Tangible Common Equity(ROTCE) and Non-Performing Loan(NPL) ratio before sales and write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the Board in respect of fiscal year 2025 is 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2029. It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares and annual incentives be made in fiscal year 2026 to the extent that the total number of such shares falls within the limit approved at previous shareholders' meetings held.



The Board of Directors respectfully requests shareholders to vote IN FAVOR of this agenda item.

Key Summary of Remuneration Framework

Shinhan Financial Group operates a remuneration framework overseen by an independent and professional Remuneration Committee, with executive compensation aligned with sustainable performance to support shareholder value creation.

Independence and Professionalism of Remuneration Committee

- Remuneration Committee is composed exclusively of independent directors
- Conducts ongoing reviews of the alignment between the remuneration framework, the Group's financial condition, and risk profile, and carries out annual remuneration assessment
- Members with financial and accounting expertise, supported by external expert advice, continue to enhance the executive performance-based compensation framework, including advancement of Risk Check mechanism.

Performance Metrics of Internal Directors

- Performance evaluation by an independent Remuneration Committee, aligned with sustainable performance and shareholder value

Financial Performance	Shareholder value related metrics (TSR, etc.), Profitability metrics (ROE, ROTCE), Quality related metrics (Adjusted NPL Ratio, etc.), Risk related metrics (RAROC), Efficiency related metrics (CIR) and etc.
Non-financial Performance	Performance of key strategic initiatives (Customer pool expansion, platform·AI value creation, effective internal control, etc.)

Long-term Incentives Aligned with Shareholders' Interests

- Long-term incentives account for 66.7% of total performance-based compensation for executive directors (equivalent to x2 times the annual incentive)
- Long-term incentives are granted in the form of phantom shares (PS) based on Shinhan Financial Group's share price at the grant date, with the payout amount determined by applying the share price at the end of the four-year performance period to the number of PS earned, which varies according to performance over the four-year period
- 80% of the performance metrics used to determine PS vesting are aligned with the Group's Corporate Value-up Plan, including relative share price performance, ROE, and ROTCE.

Director Remuneration

1. 2026 Proposed Director Remuneration Limit

The director remuneration limit of Shinhan Financial Group represents the total cap on cash compensation paid to registered directors. The remuneration limit for 2025 has been set at KRW 3 billion, the same as the previous year, and has been submitted as an agenda.

Director Remuneration Limit for 2026

Remuneration Limit	KRW 3.0 billion
Number of Directors	11 persons
Non-Independent Director	2 persons
Independent Director	9 persons

From 2020 to 2022, the Group maintained a director remuneration limit of KRW 3.5 billion. However, since 2023, this limit has been reduced to KRW 3 billion. Despite the stable profitability trends of Shinhan Financial Group, with net income amounting to KRW 3.5 trillion in 2020, KRW 4.1 trillion in 2021, KRW 4.7 trillion in 2022, and KRW 4.4 trillion in 2023, the remuneration limit was reduced by KRW 500 million from KRW 3.5 billion to KRW 3 billion, taking into account the utilization rate of the director remuneration limit.

Director Remuneration Limit and SFG's Net Income

	Remuneration Limit (KRW)	SFG Net Income (KRW)
2020	3.5 billion	3.5 trillion
2021	3.5 billion	4.1 trillion
2022	3.5 billion	4.7 trillion
2023	3.0 billion	4.4 trillion
2024	3.0 billion	4.5 trillion
2025	3.0 billion	5.0 trillion
2026	3.0 billion	-

2. 2025 Actual Payment of Director Remuneration

Out of the total remuneration limit of KRW 3 billion, the actual amount paid was approximately KRW 2.17 billion, representing 72.2% of the total remuneration limit. Of this amount, approximately KRW 13.0 billion was paid to executive directors, while KRW 870 million was allocated to independent directors.

Actual Director Remuneration Payments and Utilization Rate

	Actual Payment (KRW)	Utilization Rate
2021	2.19 billion	62.5%
2022	2.30 billion	65.8%
2023	2.21 billion	73.6%
2024	1.92 billion	67.3%
2025	2.17 billion	72.2%

Actual Director Remuneration Payments in 2025 (Detailed)

Total Amount Paid (A+B)	**2,165.1 mn**
Non-Independent Director (A)	1,297.4 mn
Executive Director **JIN Okdong**	1,297.4 mn
Non-executive Director **JUNG Sang Hyuk**	-[1]
Independent Director (B)	867.7 mn
Independent Director **YOON Jaewon**	108.5 mn
Independent Director **KWAK Su Keun**	109.0 mn
Independent Director **KIM Jo Seol**	82.0 mn
Independent Director **BAE Hoon**	102.5 mn
Independent Director **SONG Seongjoo**	97.0 mn
Independent Director **YANG In Jip**	77.4 mn
Independent Director **LEE Yong Guk**	95.0 mn
Independent Director **CHUN Myosang**	62.8 mn
Independent Director **CHOI Young Gwon**	99.0 mn
Independent Director **JIN Hyun-duk** (Retired in March 2025)	16.5 mn
Independent Director **CHOI Jae Boong** (Retired in March 2025)	18.0 mn

Note 1) Considering the concurrent position of an executive at a subsidiary, no separate remuneration is paid

Director Remuneration (Continued)

3. Director Remuneration Policy

Shinhan Financial Group's director remuneration limit of KRW 3 billion is structured as follows: KRW 1.35 billion for Executive director(CEO), KRW 0.95 billion for independent directors, and KRW 0.7 billion as a reserve. The remuneration structure for executive and independent directors is as follows:

Executive Director(CEO) Remuneration

The remuneration for executive director consists of a base salary, duty allowance, annual performance bonus, and long-term performance-linked stock compensation(PS). The base salary and duty allowance are paid monthly, with the total annual salary divided into 12 equal installments. The annual performance bonus is determined based on the Group's achievement of targets, absolute profit levels, and performance evaluation ratings, and is paid in the following year. The long-term performance-linked stock remuneration is structured so that the amount and eligibility for payment are determined based on the Group's long-term performance and stock price over a four-year period, where PS accounts more than 60% of total bonus.

Furthermore, a Risk Check System is in place to deduct executive performance bonuses by incorporating key evaluation factors such as risk management, internal control, and consumer protection. In the event of a significant risk-related issue, strict standards are applied, including the uniform adjustment of performance bonuses.

In addition, a Clawback Policy has been implemented to allow the recovery of previously paid performance bonuses in the event that the financial statements, which serve as the basis for performance-based remuneration, are restated due to errors. This measure strengthens executive accountability and enhances trust among shareholders and stakeholders.

(For further details on the remuneration structure for executive director, the Risk Check System, and the Clawback Policy, please refer to page 49)

Under this remuneration structure, the total remuneration paid to executive director in 2025 amounted to approximately KRW 1.3 billion.

Independent Director Remuneration

The remuneration for independent directors consists of a base salary (KRW 4 million per month) and additional allowances. Additional allowances include meeting attendance fees (KRW 1 million per Board meeting, KRW 0.5 million per committee meeting) and position allowances (KRW 1 million per month for the Board Chair, KRW 0.5 million per month for committee chairs). The total remuneration paid to independent directors in 2025 amounted to approximately KRW 870 million.

Non-executive Director Remuneration

Non-executive director who concurrently hold executive positions in subsidiaries do not receive separate remuneration.

CEO Remuneration in 2025 : JIN Okdong

Division	Amount (KRW mil.)	Notes
Total amount paid	1,297	There are existing 17,841 shares as long-term performance-linked stock remuneration (PS), with the final determination of payment eligibility and amount dependent on the Company's long-term performance and stock price from 2025 to 2028
Base Salary	850	The base salary, including activity allowance from work, is divided into 1/12 of the total annual salary and paid monthly, and it is determined by the resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting
Bonus	446	The annual performance bonus for 2024
Other	1	Benefits such as holiday incentives

Executive Director(CEO) Evaluation

Executive Evaluation Process

The determination of the evaluation framework and performance assessment for executive director(CEO) is conducted by the Remuneration Committee. To ensure that both financial performance and non-financial evaluation factors are reflected in the performance assessment, the Group's KPI and the achievement level of strategic initiatives are weighted and combined in a specific ratio.

In particular, to effectively implement the Value-up Program, key financial performance indicators include a Shareholder Return(15%), ROE(20%), and ROTCE(15%). These metrics reinforce a accountability for enhancing corporate and shareholder value. Additionally, financial soundness is secured for sustainable growth by incorporating soundness indicators such as RAROC and the substandard & below loan ratio, as well as efficiency indicators such as the cost-to-income ratio.

As for non-financial performance indicators, key strategic objectives aligned with the Group's strategic direction include customer convenience innovation, customer base expansion, platform · AI related performance, and SDGs initiatives.

In particular, to strengthen the internal control framework, financial consumer protection/ information protection/ ICT stability and talent density in internal control function are weighted at 25% within the strategic initiatives. This approach further reinforces executive accountability in preventing financial misconduct and protecting stakeholders.

The performance evaluation grade, derived from a comprehensive assessment of the Group KPI and strategic initiative evaluations, is factored into the calculation of the annual performance bonus payout.

Key Performance Evaluation Indices for CEO in 2025

Group KPI [Financial Performance Index] — 70%

Index		%
Mid-to long-term growth	Shareholder return	15%
	Group customer base	10%
Profitability	ROE	20%
	ROTCE	15%
Soundness	NPL ratio	15%
Risk-related	RAROC	5%
Efficiency	Cost-to-income ratio	20%
Total		100%

Key Strategic Objectives — 30%

Index	%
Customer Convenience Innovation	20%
Customer Base Expansion	15%
Platform · AI related Performance	15%
SDGs Initiatives	10%
HR Innovation	15%
Effective Internal Control	25%
Total	100%

[Note] Executive Remuneration Structure

Executive Remuneration Structure

For executives, the Company operate a remuneration system centered on performance-based remuneration comprising more than 50% of total remuneration, and the results of performance measures are reflected in the payment of performance-based compensation.

The performance evaluation for the annual performance bonus is composed of financial indicators (Group KPIs) and non-financial indicators (key strategic objectives), and the individual's performance evaluation rating calculated through the evaluation is reflected in the annual performance bonus payment rate. The annual bonus is a lump sum cash payment based on the previous year's performance evaluation results.

The performance evaluation for long-term performance bonuses comprises shareholder value-related metrics, profitability metrics, and soundness metrics, and the evaluation results are reflected in the long-term performance bonus payout rate. The final number of long- term incentive awards is determined by the average performance over the four years following the grant, and the award amount is determined by the stock price at the time of the grant.

The structure of long-term performance bonuses is designed to adjust the compensation amount in case an employee leaves the company for reasons attributable to the employee, causes damage to the company, or is severely disciplined by a regulator before payment. It is also designed to naturally adjust the compensation amount if the company's value is impaired and the stock price declines.

Executive Remuneration Structure

Variable Remuneration (A) = (a)+(b)		
	Long-term performance-linked incentive (PS)* (a)	
		Linked to stock price (20%): - Relative stock price growth rate
		Performance linked (80%): - ROE, ROTCE, NPL ratio before write-off & sale
	Annual Performance Bonus (b)	
		Performance incentives: Group KPI, Strategic targets ※ Deduction in accordance with the Risk Check System
Fixed Remuneration (B)		
	Annual Salary	
		Base salary, Job allowance

※ **PS(Performance Share):** Virtual shares are granted based on common stock, and the final payout is determined by applying the stock price at the end of the 4-year period to the number of PS units adjusted according to performance over the 4 years

Furthermore, to establish a sound performance-driven culture aligned with the Group's management direction, the executive remuneration system across the Group is being enhanced. By implementing a long –term-oriented performance evaluation framework and expanding executive accountability in the event of risk-related issues, the refined remuneration structure aims to strengthen internal controls and provide a solid foundation for enhancing shareholder value.

Risk Check System

As part of a phased system enhancement, the first Remuneration Committee meeting on February 29, 2024, strengthened the Risk Check System, which has been in place since 2021, by further deducting executive performance bonuses based on the Company's evaluation results concerning risk management, internal control, and consumer protection, as outlined below.

First, aside from the Company's overall risk evaluation results, executive performance bonuses may be uniformly reduced if a significant risk-related issue occurs.. Second, a formal provision has been established to allow for up to a 100% reduction in performance bonuses for executives who demonstrate notably insufficient risk management in their respective roles. Lastly, the Clawback policy for deferred performance bonuses has been strengthened-if a reason for reduction under the Risk Check System arises after an annual performance bonus has been paid, the full amount that should have been deducted will be structured from the deferred long-term performance bonus.

In addition to traditional risk management, a Group comprehensive risk assessment system has been piloted to evaluate both conventional and new risks across the Group. The results will be reflected in each subsidiary's executive evaluation and compensation , with plans for full adoption in the future.

Clawback Policy

Following the amendment of NYSE listing regulations, the Company established a Clawback policy in November 2023. Under this policy, if the financial statements used as the bases for performance compensation are later restated due to errors, previously paid bonuses will be reclaimed accordingly. This measure is expected to enhance executive accountability and responsibility in financial reporting.

Independent Director Remuneration

Independent Director Remuneration

As of the year 2025, the remuneration for independent Directors is categorized into a base salary and additional allowances. The additional allowances are further divided into meeting allowance and position allowance.

The base salary is KRW 4.0 million per month. Regarding the additional allowances, the meeting allowance is KRW 1.0 million per the Board meeting and per sub-committees meeting.

The position allowance is KRW 1.0 million per month for the BOD Chair and KRW 0.5 million per month for each sub-committee chair. In addition to these remunerations, actual expenses for transportation and accommodation are paid for independent directors residing overseas. In the case of position allowances, if a director holds multiple positions, only the highest applicable allowance is granted without duplication. These terms apply equally to all independent directors.

The total remuneration for independent directors in 2025 amounts to approximately KRW 870 million.

Summary of Independent Directors' Remuneration in 2025

No.	Name	Total amount of remuneration	Other benefits beyond remuneration
1	YOON Jaewon	108.5 (Base Salary 48.0 + Additional Allowances 60.5)	- General health examination - Vehicle support for meeting attendance
2	KWAK Su Keun	109.0 (Base Salary 48.0 + Additional Allowances 61.0)	- General health examination (including the spouse) - Vehicle support for meeting attendance
3	KIM Jo Seol	82.0 (Base Salary 48.0 + Additional Allowances 34.0)	- Vehicle support for meeting attendance
4	BAE Hoon	102.5 (Base Salary 48.0 + Additional Allowances 54.5)	- Vehicle support for meeting attendance
5	SONG Seongjoo	97.0 (Base Salary 48.0 + Additional Allowances 49.0)	- General health examination (including the spouse) - Vehicle support for meeting attendance
6	Yang In Jip	77.4 (Base Salary 36.8 + Additional Allowances 40.6)	- General health examination (including the spouse) - Vehicle support for meeting attendance
7	LEE Yong Guk	95.0 (Base Salary 48.0 + Additional Allowances 47.0)	- General health examination (including the spouse) - Vehicle support for meeting attendance
8	CHUN Myosang	62.8 (Base Salary 36.8 + Additional Allowances 26.0)	- Vehicle support for meeting attendance
9	CHOI Young Gwon	99.0 (Base Salary 48.0 + Additional Allowances 51.0)	- General health examination (including the spouse) - Vehicle support for meeting attendance
10	JIN Hyun-duk (Retired in March 2025)	16.5 (Base Salary 12.0 + Additional Allowances 4.5)	- Vehicle support for meeting attendance
11	CHOI Jae Boong (Retired in March 2025)	18.0 (Base Salary 12.0 + Additional Allowances 6.0)	- Vehicle support for meeting attendance
	Total	867.7	

II.
CEO Candidate Recommendation


Shinhan Financial Group

CEO Candidate Recommendation Procedure

CEO Candidate JIN Okdong Recommendation Procedure

The recommendation of Candidate JIN Okdong was made in accordance with the procedures prescribed under applicable laws and regulations and the Company's internal governance policies, following an independent and objective review by the CEO Recommendation Committee.

1. Overview of the CEO Nomination Process

In accordance with its Internal Corporate Governance Code, the Company has established the Management Succession Policy and the CEO Recommendation Committee Regulations and operates the CEO Recommendation Committee as a standing committee of the Board. The Committee is vested with the authority to deliberate on and resolve matters relating to the establishment of the CEO succession plan, the selection of CEO candidates, the verification of candidates' eligibility and qualifications, and the recommendation of the CEO candidate to the Board.

Under the Committee Regulations, the Committee initiates the succession process at least three months prior to the expiration of the incumbent CEO's term in order to ensure a stable management succession, and completes the recommendation of the CEO candidate at least two months prior to the term expiry. In this process, the Committee reviews the standing succession candidate pool and verifies whether candidates meet the statutory requirements and competency criteria required of the CEO, narrowing down the candidate pool through a staged and multi-step evaluation process.

Following comprehensive and multi-dimensional reviews, the Committee ultimately recommends as the CEO candidate an individual who demonstrates integrity, the ability to embody Shinhan's core values, professional expertise, and organizational leadership, and who shares the Company's vision and can contribute to the public interest and sound management.

2. Composition of the CEO Recommendation Committee and Deliberation Results

The CEO Recommendation Committee currently consists entirely of independent directors (Chair: KWAK Su Keun; Members: YOON Jaewon, KIM Jo Seol, BAE Hoon, and CHOI Young Gwon). At the final meeting convened for the selection of the CEO nominee, all independent directors participate in the Committee, and in such case, all independent directors are deemed incumbent Committee members.

During 2025, the CEO Recommendation Committee convened a total of eight meetings. At its 4th meeting (August 21, 2025), the Committee established the "2025 Group Management Succession Process Operation Plan," under which the overall timetable for the succession process, candidate review procedures and criteria, and the phased candidate shortlisting methodology were finalized in advance of formally commencing the succession process. In addition, the Committee resolved to establish a dedicated Secretariat to support the operation of the succession process and the Committee's candidate review activities.

Subsequently, in accordance with the 2025 Group Management Succession Process Operation Plan, the Committee formally initiated the succession process at its 5th meeting on September 26, 2025. Following four rounds of deliberations and meetings with external candidates, the Committee reviewed both internal and external candidate pools and progressively narrowed down the succession candidate list. Ultimately, at its 8th meeting on December 4, 2025, attended by all nine independent directors, the Committee selected Mr. JIN Okdong as the CEO candidate.

(For further details on CEO Nominee JIN Okdong, please refer to page 26)

Shinhan Financial Group's CEO Succession

- ☑ The succession process is initiated at least three (3) months prior to the expiration of the incumbent CEO's term, and the nomination of the candidate is completed no later than two (2) months before the term expires.
  (In 2025, the procedure was formally commenced on SEP 26 and the final CEO candidate was nominated on DEC 4)
- ☑ Majority of the CEO Recommendation Committee members to be composed by independent directors (Currently, all Committee members are independent directors.)
- ☑ The CEO Recommendation Committee makes recommendations based on a comprehensive assessment of integrity, the ability to embody Shinhan's core values, professional expertise, and organizational leadership
- ☑ All independent directors participate in the final meeting for CEO nomination.

CEO Candidate Recommendation Procedure (Continued)

3. Background to the Nomination of Candidate JIN Okdong by the CEO Recommendation Committee

In light of the expiration of the incumbent CEO's term in March 2026, the CEO Recommendation Committee of Shinhan Financial Group resolved at its 5th meeting on September 26, 2025 to initiate the management succession process. Following the launch of the succession process, the Committee reviewed candidates from the standing succession pool based on the statutory and internal qualification requirements for the CEO, namely integrity, the ability to embody Shinhan's core values, professional expertise, and organizational leadership. In addition, the Committee defined the strategic capability requirements for the Group CEO to be used as the core evaluation criteria for CEO candidates as "the ability to lead bold transformation and innovation toward 'Excellence Shinhan' and to drive core businesses directly linked to the Group's future competitiveness," and conducted candidate assessments in line with these criteria.

The first round of shortlisting was conducted at the 6th Committee meeting on October 21, at which the Committee reviewed candidates primarily against the CEO qualification requirements set out in the internal regulations and selected a first-round shortlist of 14 candidates. The first-round shortlist comprised seven internal and seven external candidates. Following this initial shortlisting, the Committee commissioned multiple external professional firms to conduct reputation checks on the external candidates in order to address the relative limitations in available evaluation information compared to internal candidates.

At the 7th Committee meeting on November 18, the Committee conducted a second-stage review of the first-round shortlisted candidates with a primary focus on the strategic capability requirements for the Group CEO. Following deliberations, the Committee selected four final shortlisted candidates by vote. The final shortlist consisted of Mr. LEE Sun Hoon, CEO of Shinhan Securities; Mr. JUNG Sang Hyuk, CEO of Shinhan Bank; Mr. JIN Okdong, CEO of Shinhan Financial Group; and one external candidate with extensive experience across multiple financial sectors and prior CEO experience. The Committee also held a separate meeting with the external candidate prior to the final meeting.

The 8th Committee meeting, held on December 4, 2025 for the purpose of making the final recommendation of the CEO candidate, was attended by all nine independent directors as full members of the Committee. Prior to the final selection, the Committee received reports from multiple external professional firms on the reputation checks for the four final shortlisted candidates. Following presentations by the candidates on their vision and management direction as CEO of the Group and subsequent interviews with Committee members, the Committee selected Candidate JIN Okdong as the CEO candidate by majority vote.

The CEO Recommendation Committee stated that Candidate JIN, who was recommended as the CEO candidate, has demonstrated strong leadership capabilities as Group CEO, grounded in broad-based expertise across the financial industry. Over the past three years as CEO of Shinhan Financial Group, he has delivered balanced crisis management and business execution, achieving record-high earnings, while successfully leading new digital businesses. In addition, he has established a differentiated internal control culture—most notably through the first-in-industry adoption of the responsibilities map framework—and advanced financial consumer protection policies. Through these efforts, he has contributed to building a foundation for the Group's sustainable growth and to the successful formulation and execution of the Corporate Value-up Plan, thereby delivering tangible improvements in corporate and shareholder value. The Committee concluded that he has sufficiently demonstrated and proven his management capabilities as Group CEO.

In particular, Chairman KWAK Su Keun of the CEO Recommendation Committee noted that, during the final interview process, Candidate JIN presented a clear and compelling vision for supporting the transition of industries toward a hyper-innovative economy by strengthening the fundamental functions of finance, as well as for building a sustainable financial ecosystem through inclusive finance, based on a strong understanding of the role of the Group as a corporate citizen. These perspectives were highly valued by the members of the Committee.

Based on the recommendation of the CEO Recommendation Committee, the Board of Directors of Shinhan Financial Group confirmed Candidate JIN as the nominee for the next CEO at its 9th Special Board meeting. The final appointment of the CEO will be determined through the AGM and the subsequent Board meeting scheduled for March 2026.

CEO Candidate Recommendation Process

Standing Candidate Pool (Long List), Pre-established Succession Plan
(4th CEO Recommendation Committee meeting in Aug 2025)



Initiate Succession Process, Select Strategic Capability Requirements
(5th CEO Recommendation Committee meeting in Sept 2025)



Select First-round Shortlisted Candidates
(6th CEO Recommendation Committee meeting in Oct 2025)



Select Final Shortlisted Candidates
(7th CEO Recommendation Committee meeting in Nov 2025)



Select a Final Candidate Nomination
(8th CEO Recommendation Committee + BOD meeting in Dec 2025)

CEO Candidate Recommendation Rationale

Rationale for Recommending Candidate JIN Okdong

The CEO Recommendation Committee of Shinhan Financial Group assessed that Mr. JIN Okdong satisfies, in a well-balanced manner, not only the core qualifications required of a financial group CEO, namely integrity, the ability to embody Shinhan's values, professional expertise, and organizational leadership but also the strategic competencies separately identified by the Committee. The Committee further concluded that he has substantiated these qualifications through tangible management performance during his tenure.

Integrity

The Committee concluded that, based on a high standard of ethics and a strong sense of accountability required of a financial group CEO, Mr. JIN has consistently made decisions with stakeholder trust as the top management priority.

In particular, with respect to internal controls, compliance, and consumer protection matters, he has maintained a principled approach centered on fact-based reviews and improvements, rather than deflecting responsibility, and has continuously advanced group-wide enhancements to systems and frameworks with a focus on preventing recurrence.

This reflects his consistent adherence, throughout his tenure, to a management philosophy that prioritizes the legitimacy of decision-making and execution processes over short-term results. The Committee assessed that this has contributed to establishing the legitimacy of management practices, which form the foundation of corporate value and shareholder value.

Embodiment Shinhan's Values

The Committee assessed that the candidate has consistently embedded Shinhan's core values—customer-centricity, mutual growth and financial inclusion, social responsibility, and sustainability—into the Group's strategy and execution agenda.

He has systematized group-wide initiatives to create social value, including strengthening customer trust and consumer protection frameworks, expanding inclusive and win-win finance, and advancing ESG and transition finance initiatives, thereby linking the philosophy of "Compassionate Finance" to actual business practices and governance.

Furthermore, by institutionalizing a management principle of "qualitative growth" that emphasizes not only the scale of performance but also the quality of outcomes, he has demonstrated the Group's substantive ability to deliver Shinhan's values in practice.

Professional Expertise

The candidate possesses a high level of understanding of overall Group management, grounded in approximately 45 years of extensive, hands-on experience across the full spectrum of finance, including overseas business, credit, treasury, and corporate management support functions.

This practice-oriented career has translated into a comprehensive understanding of the financial business model, as well as a strong and pragmatic ability to exercise sound judgment in balancing risk and return.

In particular, based on his deep understanding of changes in the domestic and global financial environment, he has consistently provided balanced perspectives in formulating the Group's medium to long-term strategies in response to shifts in economic conditions, interest rates, foreign exchange markets, and regulatory developments. He has also presented clear strategic direction across key management decisions, including capital management, risk management, and portfolio optimization.

Organizational Leadership

The CEO Recommendation Committee assessed that the candidate possesses the organizational leadership capabilities required to coordinate diverse stakeholder interests within the Group, promote collaboration among subsidiaries, and foster an execution-driven organizational culture.

In driving key initiatives such as enhancing organizational efficiency, strengthening the Group-level consumer protection control tower, and improving the effectiveness of internal control execution, he has led change management through clear prioritization and rigorous follow-up on implementation.

In addition, by pursuing medium to long-term organizational transformation in parallel including talent development, organizational culture innovation, and the internalization of digital capabilities, the Committee evaluated him as a leader capable of steadily steering the Group's ambitious transformation and innovation going forward.

Strategic Competencies Required of the Group CEO

The Committee further determined that the candidate meets the strategic competencies identified for the Group CEO, based on his leadership in advancing the Value-Up strategy, enhancing capital efficiency, and promoting digital new businesses and global growth strategies. Through strengthening execution in core businesses, he has built a foundation for sustainable growth.

(Strategic competencies required of the Group CEO: the ability to lead challenging transformation and innovation toward "Excellence Shinhan" and to drive core businesses directly linked to the Group's future competitiveness.)

Key Achievement of CEO Candidate JIN Okdong

The Board of Directors of Shinhan Financial Group assessed that Candidate JIN Okdong not only possesses, in a well-balanced manner, the integrity, ability to embody Shinhan's values, professional expertise, and organizational leadership required of a Group CEO, but has also substantiated these qualifications through tangible management achievements over approximately the past three years of his tenure. The Board further concluded that his leadership, execution capabilities, and fulfillment of the strategic competencies required of the Group CEO have been effectively demonstrated and validated in practice.

In particular, the Board conducted a comprehensive review of his key management achievements, including the enhancement of shareholder value; improvements in financial soundness and capital efficiency; the establishment of a foundation for future growth; the strengthening of internal controls and financial consumer protection; the advancement of corporate governance practices; and the expansion of investor communication and engagement.

As a result, the Board concluded that, during his tenure, Candidate JIN Okdong has maintained stable financial fundamentals while establishing ROE-focused management framework, expanded shareholder returns through the formulation and execution of the Corporate Value-Up Plan, and strengthened, in a balanced manner, the Group's medium to long-term growth direction and foundations for sustainable management.

Accordingly, the Board determined that Candidate JIN Okdong is the most suitable candidate to continue enhancing the Group's corporate value and shareholder value going forward and has recommended him as the candidate for the next Chief Executive Officer.


Key Achievements of Candidate JIN Okdong
01.
Shareholder Value Enhancement Efforts
02.
Building a Sustainable Earnings Foundation
03.
Internal Control and
Financial Consumer Protection
04.
Strengthening Investor Communications

Key Achievements

① Shareholder Value Enhancement Efforts

Key Achievements ① Shareholder Value Enhancement

Candidate JIN Okdong has consistently pursued a medium- to long-term strategy centered on structurally enhancing corporate value through ROE improvement, rather than short-term share price increase, and linking this approach to the expansion of Shareholder Return. This approach is assessed as a systematic shareholder value creation strategy that organically integrates financial performance, capital policy, and shareholder returns.

Shinhan Financial Group has, since 2020, been the first among domestic financial groups to disclose its mid-term financial targets, presenting a long-term value creation direction. Building on this foundation, Candidate JIN played a key role in further developing the Group's Value-up strategy into a more concrete and execution-oriented framework. In particular, following the first BOD Roundtable he chaired after his appointment in 2023, he led an in-depth review of Japanese financial groups' capital policies and value-up practices, including conducting on-site study sessions in Japan in collaboration with the supervisory authorities, thereby spearheading the introduction of a Korea-tailored value-up model that comprehensively reflects market, regulatory, and investor perspectives.

As a result, in July 2024, Shinhan Financial Group became the first domestic financial group to disclose a Corporate Value-up Plan. The Plan was formulated through in-depth deliberations by the Board based on a reassessment of the Group's existing mid-term financial targets, benchmarking of global peers, and extensive engagement with a broad range of investors. In the process of formulating the Plan, the Group clearly recognized that its corporate value was materially undervalued, identifying a low shareholder return ratio and market uncertainty regarding mid- to long-term ROE improvement as the key contributing factors. Accordingly, the Group set 2027 as a clear target horizon and specified core performance metrics and execution initiatives to address these issues.

Shinhan Financial Group's Value-up framework is anchored on the so-called "10-50-50" targets, which set a CET1 ratio of 13% as a structural baseline, ROE of 10%, shareholder return ratio of 50%, and a reduction in outstanding shares to 50 million as key objectives. This framework is differentiated in that it goes beyond declarative targets and is designed as an execution-oriented capital policy architecture, linked to subsidiary-level RWA management and to management KPIs and remuneration frameworks.

As a result, Shinhan Financial Group has maintained stable financial fundamentals while securing robust capital buffers, and has materially enhanced the Group's shareholder return ratio through an active shareholder return policy centered on share buyback & cancellations. Supported by the unwavering execution of the Corporate Value-up Plan and recent improvements in the domestic equity market environment, the Group's valuation is normalizing toward its intrinsic value.

Nevertheless, recognizing that the Company remains undervalued relative to global financial groups, the Board views the sustained and consistent execution of the Corporate Value-up Plan as critical, and has assessed Candidate JIN Okdong as the most suitable person to reliably lead and deliver on these priorities.


SFG Corporate Value-up Plan Key Metrics
(Disclosed Jul. 2024)
10% ROE
ROTCE 11.5%, CET1 Ratio 13%+
Based on stable CET1 Ratio enhance ROE · ROTCE
50% Shareholder Returns
Share buyback and cancellation-focused shareholder return policy
Swift execution of shareholder return policy
50 mn Shares Cancellation
TBPS KRW 130k (Annual average +10%)
Per share value enhancement via share count reduction
Steadfast Execution of the Corporate Value-up Plan
Share ROE
10 %
FY2025
9.11%
Shareholder Return
50%
50.2%
Total Shares Count
450mn
477mn
CET1 Ratio
FY2025
13.4%
FY2027 Target
13%

Key Achievements

① Shareholder Value Enhancement Efforts (Continued)

Key Achievements ① Shareholder Value Enhancement

Candidate JIN Okdong clearly identified the root cause of the Company's undervaluation as the lack of visibility and sustainability in ROE improvement. Accordingly, he set ROE enhancement as the top management priority and comprehensively reorganized the Group's management framework. As a result, Shinhan Financial Group has explicitly positioned ROE as the core metric of its Value-Up strategy and shifted the Group-wide capital allocation and performance management framework to be ROE-centric.

ROE is managed not merely as an outcome metric, but as a function of ROA and leverage. Based on this framework, the Group has established a management structure that pursues both asset profitability enhancement and prudent capital utilization. Through this approach, Shinhan aims to achieve stable profitability and capital efficiency over the mid-to-long term, without being swayed by short-term earnings volatility.

To institutionalize this discipline, Shinhan Financial Group pre-sets RWA growth caps for each subsidiary, and any breach of these limits is directly reflected in CEO KPIs. In addition, the Group has introduced a ROC (Return on Capital) management framework to assess risk-adjusted profitability rather than accounting profits alone. By applying a 13% target CET1 ratio to RWA as the cost of capital in the denominator, the Group quantitatively manages capital efficiency. These ROC targets are embedded in subsidiary and management level KPIs, reinforcing a management culture that prioritizes capital efficiency and risk-adjusted returns over mere balance sheet growth.

In addition to profitability and capital efficiency metrics such as ROE, ROTCE, and ROC, Shinhan Financial Group has linked shareholder value indicators, including the TSR ratio, to executive evaluation and compensation. This alignment has further strengthened the execution of the Group's capital management strategy. Through this framework, Shinhan has established a coherent performance management structure in which capital allocation, growth strategy, and shareholder returns are mutually aligned and reinforcing.

As for asset quality, Shinhan Financial Group continues to manage key asset quality indicators including the credit cost ratio, NPL ratio, and corporate loan delinquency ratio—at stable levels. For securities and trust businesses, the Group has pursued normalization through business restructuring and risk reduction. More recently, with the recovery in card earnings and the normalization of the securities business (including the acquisition of the promissory note issuance license), the Group has been gradually increasing the profit contribution from non-bank subsidiaries. This forms part of a broader strategy to strengthen the Group's earnings growth base by improving the profit structure of the non-banks, which had been relatively weaker than peers.

Through the advancement of its capital management framework, the improvement of its earnings structure and asset quality indicators, Shinhan Financial Group is building a recurring earnings–driven profit structure that does not rely on one-off factors. In parallel, the Group is progressively completing a sustainable management framework in which capital policy, growth strategy, and risk management operate in a mutually reinforcing manner.


Efficient Capital Management : RWA Budget
Planning
Management
Evaluation · Compensation
RWA Limit Setting
Subsidiary Allocation
Growth Allocation Management
Evaluation · Compensation Alignment
Capital Allocation Priority
FY2027 Target
① Shareholder Return
50%
② Regulation Buffer
10%
③ Growth Allocation
~ 40%
D Subsidiary
C Subsidiary
B Subsidiary
A Subsidiary
RWA Reduction
RWA Reallocation
Prior Period
Current Period
*Evaluation Penalty
RWA Budget Excess
Subsidiary RWA Budget
Actual RWA Usage
Setting RWA growth limit through capital allocation
Allocation focused on high ROC subsidiaries · biz
Efficient growth management via RWA optimization
RWA budget policy · ROC evaluation/compensation

Key Achievements

② Building a Sustainable Earnings Foundation

Key Achievements ②-1. Foundation of Future Growth

Against the backdrop of a structural transformation in the financial industry, Candidate JIN Okdong systematically built growth platforms that enable the Group to respond proactively to future changes, rather than relying on short-term performance. He has consistently viewed multifaceted shifts—such as advances in digital technologies, changes in the global financial order, and demographic aging—not merely as risks, but as mid-to-long-term growth opportunities, and has led strategic, Group-wide responses to these changes. This forward-looking and opportunity-driven approach differentiates his leadership.

Building differentiated competitiveness in overseas businesses
During his tenure, Candidate JIN shifted the Group's overseas strategy from expansion-led growth to profitability-driven growth, delivering tangible results. Through country-specific growth strategies and proactive risk management, the Group's overseas profit in 2025 surpassed KRW 1 trillion on a pre-tax basis (KRW 824.3 billion after tax) for the first time among Korean financial groups, accounting for 16.6% of total Group earnings.

In particular, Japan led the Group's overseas performance, driven by expanded real estate lending and improved profitability amid rising market interest rates. Vietnam has also established itself as a stable core overseas earnings base. These outcomes demonstrate that the competitiveness of the Group's region-specific business models is translating into tangible earnings performance. They further reflect how Candidate JIN's accumulated global finance experience and deep local market understanding including his prior role as CEO of SBJ.


Overseas Net Income(NI) (Unit: Wbn,%)
VN
JPN
Total Overseas NI
Overseas NI %
12.1
12.6
17.1
16.6
565
550
763
824
117
127
149
179
215
231
274
272
FY22
FY23
FY24
FY25

Driving innovation in the digital segment
In the digital segment, Shinhan has recognized the structural transformation of the financial industry and clearly positioned the shift from digital transformation (DX) to AI transformation (AX) as a core survival strategy for the Group. Candidate JIN has defined AX not merely as a tool for efficiency, but as a core agenda to strengthen the fundamental competitiveness of financial institutions. Through the establishment of a dedicated AX organization and the build-out of a Group-wide execution framework, the Group is accelerating the creation of new value based on data and AI.

In parallel, the Group is taking a proactive approach to regulatory and institutional changes in next-generation financial infrastructure areas, including digital assets, stable coins, and security token offerings (STOs). Rather than pursuing short-term profits, Shinhan has maintained a strategic focus on securing future competitiveness and leadership in financial infrastructure.

Expanding senior customer base and senior-focused businesses
In response to demographic shifts, the Group is fostering the expansion of its senior customer base and senior-focused businesses as a mid-to-long-term growth pillar. By strengthening the One WM framework between the bank and securities businesses, and enhancing synergies between insurance and asset management, Shinhan is upgrading its wealth management competitiveness. In addition, the Group is exploring new finance–non-finance convergence models suited to an aging society by expanding into asset-based service areas such as senior care. These initiatives are also meaningful from the perspective of expanding non-interest income and improving the earnings structure of the non-bank segment.

The Board notes that these initiatives—overseas expansion, digital/AX strategy, and new growth businesses—have not remained at the level of short-term trends or declarative slogans, but have been translated into execution-driven strategies supported by organizational design, talent deployment, and investment commitments. At a time when the structural transformation of the financial industry is accelerating, the Board has assessed Candidate JIN as a leader who has already demonstrated a clear understanding of the direction of change and the capability to translate it into tangible results and platforms. Accordingly, the Board believes that he is well positioned to continue leading the Group's future growth in a stable and sustainable manner.

Key Achievements

② Building a Sustainable Earnings Foundation (Continued)

Key Achievements ②-2. Enhancing Social Value through Finance

Candidate JIN Okdong has focused on embedding a structural framework to create environmental and social value through the core business of finance, rather than approaching ESG as a declarative agenda. In particular, he has advanced ESG outcomes in the Environmental (E) and Social (S) pillars by linking them to the Group's mid-to-long-term strategy and performance management framework, thereby developing a sustainable value creation model beyond standalone initiatives.

Environment (E): Expansion of green/transition finance and implementation of carbon neutrality

In the environmental domain, Shinhan Financial Group has been implementing its phased mid-to-long-term roadmap toward carbon neutrality by 2050, based on its "Zero Carbon Drive" strategy declared in 2020 as the first financial institution in East Asia to do so. During Candidate JIN's tenure, the Group substantially upgraded its green and transition finance management framework. As of end-2025, cumulative environmentally friendly finance reached approximately KRW 26.2 trillion, achieving about 87.3% of the 2030 target of KRW 30 trillion. This figure encompasses green loans, green bonds, environmentally friendly project finance, and transition finance.

In addition, Shinhan Bank introduced a green finance classification process based on Korea's green taxonomy (K-Taxonomy), thereby minimizing the risk of greenwashing. For high-carbon industries, the Bank applies transition finance criteria that comprehensively assess transition intent, decarbonization plans, and the level of disclosure.

From a global environmental assessment perspective, Shinhan Financial Group received the highest rating of "Leadership A" in the 2025 CDP (Carbon Disclosure Project) assessment. The Group has also been inducted into the CDP Hall of Fame for seven consecutive years and the Platinum Club for four consecutive years, reflecting external recognition that its climate change response framework is aligned with global standards.

These achievements in the Environmental (E) pillar go beyond the mere expansion of green finance. They demonstrate that the Group has institutionalized a structured approach to supporting climate action and industrial transition through its core financial businesses. In particular, in May 2025, Shinhan became the first financial institution in Korea to establish transition finance guidelines, putting in place a granular management framework for transition finance. This represents an execution-oriented and accountable approach to ESG, moving beyond declarative commitments.

These initiatives reflect Candidate JIN's management judgment that simultaneously considers climate risk management and sustainable growth strategy. From a mid-to-long-term perspective, they have laid a solid foundation for strengthening the Group's capabilities in responding to climate-related risks.

Social (S): ESG Value–based inclusive finance and creation of social value

In the Social (S) pillar, Shinhan Financial Group continues to strengthen inclusive finance through initiatives such as the "Shinhan Bring-UP & Value-UP" program, support for SMEs and small merchants, and efforts to enhance financial accessibility for financially vulnerable groups. In parallel, through the Shinhan Hope Foundation, the Group has implemented youth employment support, financial education, and community co-prosperity programs, institutionalizing a framework in which social value creation is closely linked to the core financial business.

To quantify and systematically manage the value of ESG activities, the Group has established and operates the "Shinhan ESG Value Index," which measures and manages value creation centered on the social role of finance. The ESG Value Index is a comprehensive performance measurement framework that reflects (i) contributions through core financial businesses, (ii) positive changes experienced by beneficiaries, and (iii) contributions to the UN Sustainable Development Goals (SDGs). In 2024, the Group presented its ESG value creation performance at the Group level in quantified terms.

The inclusion of support for financially vulnerable groups, SMEs, and the youth segment within the ESG Value measurement framework represents a structural shift toward recognizing social outcomes as part of management performance. This is meaningful in that it reflects a systematic approach to fulfilling the social responsibility of financial institutions in a sustainable manner.

Based on these achievements in the Social (S) pillar, Shinhan Financial Group has maintained an A+ rating for 11 consecutive years in the KCGS (Korea Institute of Corporate Governance and Sustainability) assessment, the first among Korean corporates to do so. The Group was also awarded the Presidential Commendation for ESG Management in 2023, reflecting continued recognition by domestic ESG rating agencies of its sustainable management capabilities.

Key Achievements

② Building a Sustainable Earnings Foundation (Continued)

Key Achievements ②-2. Enhancing Social Value through Finance (Continued)

Productive Finance: Supporting the real economy and national competitiveness

To structurally expand the social role of finance, Candidate JIN Okdong has clearly positioned productive finance as a core strategic agenda for the Group and upgraded the execution framework accordingly. By redirecting funding flows that had been concentrated in collateralized lending, real estate, and household loans toward the real economy—such as innovative companies, strategic industries, and local economies—the Group aims to create new business opportunities while contributing to the strengthening of national competitiveness.

To this end, Shinhan Financial Group is implementing the "K-Growth · K-Finance Project," committing a total of KRW 110 trillion over the next five years. The Group has elevated the existing Productive Finance PMO to a Group Productive Finance Steering Committee and established a dedicated execution unit, the Group Productive Finance Task Force, to build an enterprise-wide execution framework encompassing investment, lending, treasury, and inclusive finance. The performance of these initiatives is also linked to CEO evaluation, thereby structurally reinforcing execution discipline.

In parallel, the Group has put in place frameworks to enable major subsidiaries to actively participate in productive finance initiatives. Shinhan Bank established a dedicated "Productive & Inclusive Finance Department," overseeing the entire process from policy design to execution and risk management. Through special debt relief programs and customized debt restructuring for low-income and vulnerable groups, the Bank supports financial normalization and recovery. Shinhan Securities is also expanding investment and financing support for innovative and growth-stage companies by leveraging capital market functions. Through investment banking and capital market–linked solutions aligned with the objectives of productive finance, the securities business is contributing to support for the real economy. These productive and inclusive finance initiatives go beyond traditional CSR activities. They have become a structural strategy that simultaneously strengthens real-economy recovery and the Group's mid-to-long-term profit generation base.

The Board notes that Candidate JIN Okdong has embedded an execution-driven ESG strategy in the Environmental (E) and Social (S) pillars, grounded in the core business of finance. In particular, he has pursued both real-economy transition and social value creation through productive finance. Candidate JIN's approach has contributed, beyond short-term performance, to enhancing public trust in finance over the mid-to-long term and strengthening the foundation for sustainable growth. Accordingly, the Board has assessed Candidate JIN as the appropriate leader to continue advancing both corporate value and social value, based on the fundamental role of finance.

Key Achievements

③ Internal Control and Financial Consumer Protection

Key Achievements ③-1. Internal Control Enhancement

Fostering a process and procedure oriented culture of ethics and compliance

Candidate JIN Okdong has played a leading role in transforming the Group's management culture from a short-term performance–driven approach to one that prioritizes processes and procedures, so that the Group-wide internal control framework operating in actual format. In particular, he has clearly positioned the integrity and ethical standards of the leadership group as core values of the Group, and has reinforced management's duty to lead by example and to exercise oversight and accountability for internal controls. Through this approach, a culture of compliance has been systematically embedded across the organization. To ensure that this cultural shift does not remain at the level of declarations, the Group has complemented institutional enhancements with continuous training and communication.

Proactive introduction of the accountability framework

To institutionalize this culture of ethics and compliance across the organization, the Group proactively introduced an accountability framework and embedded it into each subsidiary's operating model, thereby clarifying management's responsibilities for internal controls. Preparations for the framework were initiated, with external advisory support, immediately following the financial authorities' announcement of the policy direction. Shinhan Bank led the industry by becoming the first financial institution in Korea to submit its accountability framework to the regulators. Subsequently, the holding company and Jeju Bank submitted their frameworks to the authorities by end-2024. Shinhan Securities, Shinhan Life, and Shinhan Asset Management entered the full implementation phase after completing pilot operations and submitting their frameworks to the authorities in early 2025. In addition, the Group strengthened the effectiveness of internal controls on a Group-wide basis by establishing equivalent accountability frameworks even at subsidiaries that are not formally required by the law.

Systematic enhancement of internal control governance

To strengthen internal control governance, the Group established an Internal Control Committee under the Board and an Internal Control Steering Committee under the CEO. This framework institutionalizes the reporting, monitoring, and evaluation of executives' and the CEO's fulfillment of their internal control management responsibilities. In this process, the Candidate demonstrated accountable leadership by directing regular reviews of internal control activities through the Internal Control Committee and instructing simulations of the accountability framework under assumed financial incident scenarios. In parallel, the Group built a Group-wide internal control management and feedback framework based on common systems, thereby driving a structural shift toward first-line-led internal controls.

Expansion of the scope of internal controls and integrated risk management

During Candidate JIN's tenure, the scope of internal controls was expanded beyond the traditional, narrow focus on regulatory compliance and incident prevention to encompass broader risk management domains, including financial consumer protection, operational risk, and information security. To ensure that the expanded scope of internal controls is implemented in substance rather than in form, the Group established a governance mechanism centered on the Group Management Forum (the CEO-level forum), where key internal control issues are deliberated and executed. As a result, internal control has evolved from a single-function framework into an enterprise-wide management system for the integrated identification and management of key Group-level risks. This framework is proactively embedded into management strategy formulation and major decision-making processes, functioning as core infrastructure to support sound and disciplined management judgment.


Responsibility Management System
Executives
Review & approve inspection & improvements by Team Leaders
Report inspection, improvements, etc.
Team Leader
Review & approve inspection & improvements by staffs
Report inspection, improvements, etc.
Staff
Review management responsibility fulfillment by Executives
Report Executive management actions and results
Chief Executive Officer
Internal Control Steering Committee
(Chair : CEO)
Request review · assessment · corrective actions of the CEO & Executives management responsibilities
(BOD sub-committee)
Internal Control Committee
BOD oversight of the CEO management responsibilities
Board of Directors
(Deliberation Item)
(Reporting Item)
Reporting on the CEO's Overall Management Actions and Results

Key Achievements
③ Internal Control and Financial Consumer Protection (Continued)

Key Achievements ③-1. Internal Control Enhancement

Strengthening institutional frameworks for enhanced effectiveness of internal controls

As part of efforts to address blind spots in the internal control framework, the Group upgraded its "Prevention of Improper Private Gain" policy for high-risk roles at the Group level. This significantly reinforced structural safeguards to prevent conflicts of interest and the potential for undue personal benefit arising from job-related activities. In parallel, the Group introduced measures such as employee-consented credit information checks, relevant undertakings, and systematic training programs, thereby establishing a preventive risk management framework.

In addition, the Group comprehensively strengthened practical mechanisms to deter unethical conduct by employees. It established an external whistleblowing channel and increased the whistleblower reward cap to KRW 2.0 billion, enhancing both accessibility and credibility of the reporting system. The Group also built an integrated framework linking staffing, certification, and compensation to strengthen the professionalism of internal control personnel. Furthermore, to ensure that investments in internal control are recognized as investments rather than costs, the Group introduced tangible incentive mechanisms, such as excluding internal control–related expenditures incurred by subsidiaries from KPI evaluation.


一流
나의 이익은
고객을 섬기는 것에서 나온다.
고객 중심

CEO candidate JIN Okdong emphasizing customer-centric management and strong internal controls to employees in his 2025 New Year's address

Immediate Incident Response and Implementation of Fundamental Reforms

In August 2024, Shinhan Securities, a subsidiary of the Group, incurred a loss of approximately KRW 130 billion due to unauthorized futures trading conducted in the course of its ETF liquidity provider (LP) activities. Candidate JIN Okdong, in his capacity as Group CEO, defined this incident as a serious challenge to trust in the capital markets. Upon becoming aware of the incident, he moved swiftly to disclose the matter transparently and to implement organization-wide structural reforms.

Ensuring transparency through proactive disclosure

Immediately upon identifying the incident, the Group initiated voluntary public disclosure and reported the matter to the financial authorities. Through a CEO-signed shareholder letter, the Group explained the circumstances of the incident, issued a formal apology, and articulated a strong commitment to preventing recurrence, thereby minimizing market uncertainty.

Diagnosis of the root cause and innovation of internal control systems

Rather than treating the incident as an isolated case of individual misconduct, the Group conducted a thorough diagnosis of underlying weaknesses in organizational culture and systems. A "Crisis Management and Normalization Task Force" was launched to identify reform initiatives across four key areas—organizational culture, organizational structure, asset management, and internal controls—and to pursue a comprehensive redesign of relevant systems.

Establishing accountable management and comprehensive KPI · compensation reforms

To drive substantive organizational change, decisive personnel actions were taken against those responsible for the incident, and penalties for internal control violations were strengthened. In parallel, the weight of internal control–related metrics within KPIs was materially increased, and the performance evaluation framework was recalibrated to prioritize adherence to principles over short-term performance. These measures were designed to lay the foundation for sustainable growth anchored in accountability and sound governance.

Key Achievements
③ Internal Control and Financial Consumer Protection (Continued)

Key Achievements ③-2. Enhancing Financial Consumer Protection

Strengthening consumer protection governance

In the aftermath of the Lime fund incident, Candidate JIN Okdong identified the restoration of customer trust as a core priority. To elevate financial consumer protection to a Group-wide management agenda, Shinhan Financial Group became the first financial holding company in Korea to establish a dedicated "Consumer Protection Group" in July 2023. In addition, the Group institutionalized a Group Consumer Protection Committee comprising Chief Consumer Protection Officers (CCPOs) from all major subsidiaries, thereby putting in place an integrated, Group-wide governance framework. Through this structure, policies, frameworks, execution, and feedback related to financial consumer protection have been consolidated into a unified management system.

Establishing a customer convenience and experience innovation process

Beyond consumer protection in the narrow sense, Candidate JIN has actively advanced the "Customer Convenience Innovation Project – Shinhan Refresh" to enhance tangible customer value. By establishing dedicated customer convenience innovation teams across major subsidiaries, the Group has built a virtuous cycle in which the voice of the customer (VOC) is promptly reflected in management decision-making. This has translated into concrete improvements, ranging from app UI/UX enhancements to the optimization of non-face-to-face service processes, with the objective of eliminating customer pain points. This approach expands the concept of financial consumer protection from mere "incident prevention" to "customer experience (CX) innovation," and serves as a key driver of strengthening customer loyalty, a fundamental source of shareholder value.

Advancing Group-wide collaborative efforts to prevent financial fraud

To address increasingly sophisticated financial fraud, Shinhan Financial Group has established the industry's first inter-subsidiary framework for sharing suspected voice phishing information, demonstrating differentiated risk management capabilities in fraud prevention. Previously, strict legal constraints limited information sharing among subsidiaries. Shinhan Financial Group secured designation of this information-sharing framework as an "Innovative Financial Service" by the Financial Services Commission (Sept. 2025), thereby enabling real-time information sharing among subsidiaries to prevent customer harm.

Through these initiatives led by Candidate JIN—"Board-centered advanced governance," "customer experience–driven convenience innovation," and a "comprehensive financial fraud prevention framework"—the Group is generating synergies that are evolving Shinhan Financial Group into a "safe and trusted financial platform." This represents not merely regulatory compliance, but the institutionalization of a clear management philosophy centered on customer centricity. Ultimately, these efforts have strengthened shareholder value by reinforcing the fundamental trust that underpins the financial industry.


신한금융그룹
선제적&탁월한 소비자보호 선언!
소
비
자
보
호
CEO candidate JIN Okdong affirming Group commitment to strengthening financial consumer protection at the 2023 "Consumer Protection Strategy Declaration Ceremony"

Key Achievements
④ Strengthening Investor Communications

Key Achievements ④ Strengthening Investor Communications

Candidate JIN Okdong played a leading role in institutionalizing and expanding direct engagement between the Board and investors—an approach that has been uncommon in the Korean capital market, which traditionally focused on management-led investor communications. Through this initiative, the scope of investor engagement was extended from management to the Board, materially enhancing governance transparency and strengthening the Board's accountability.

Formalized BOD Roundtable to be held on regular basis

During Candidate JIN's tenure, Shinhan Financial Group institutionalized regular Board of Directors (BOD) roundtables, establishing a structured channel through which investors and the Board directly discuss key capital market issues, corporate governance, and value-up strategies. These BOD roundtables, attended by the Board Chair, key committee chairs, and senior management, are operated as an ongoing engagement platform rather than one-off events, and have become a leading example of Board–investor engagement within the Korean financial sector. In 2025, a total of 51 investors from 42 domestic and overseas institutions participated in the roundtables, further deepening dialogue among shareholders, the Board, and management.

Expansion of overseas NDR led by independent directors

Direct engagement between Board members and overseas investors has also been expanded. Across 2025 and 2026, the Board Chair and independent directors conducted overseas NDRs in major financial hubs, including Hong Kong, Singapore, and London, where they directly communicated the Board's composition and independence, governance enhancement initiatives, and listened to investor feedback. This remains rare among Korean listed companies and is meaningful in that it has established a structure for direct and accountable dialogue between the Board and investors.

Supporting Board participation in investor conferences

Candidate JIN Okdong supported independent directors in directly participating as panelists at global corporate governance conferences and similar forums, thereby expanding channels through which Board-level messages are communicated directly to the capital markets. Through these engagements, the Group has shared Korea's value-up policy initiatives and Board-led governance enhancement efforts with global long-term investors, contributing to greater understanding of, and trust in, the role of the Board.

These Board-centered investor engagement initiatives have complemented and expanded traditional management–investor meetings (71 engagements in 2025), elevating both confidence in Shinhan Financial Group's governance framework and the quality of its dialogue with the capital markets.

The Board assesses that the establishment of this Board-centered investor engagement framework has gone beyond merely expanding communication channels. It has materially strengthened governance transparency and the Board's accountability, while enhancing trust with the capital markets. In particular, by institutionalizing and stably embedding direct Board–investor engagement—still uncommon in the Korean capital market—the Board believes that Candidate JIN is well positioned to continue leading corporate value enhancement and sustainable growth, grounded in constructive engagement between the Board and shareholders.




2024 Shinhan BOD Roundtable


ACGA
The Asia Corporate Governance Summit 2025

① Chairwoman YOON Jaewon making remarks at 2025 BOD Roundtable, ② Active communication between the Board members and investors who joined both on-line and off-line during 2024 BOD Roundtable, ③ Independent director KWAK Su Keun, speaking at a penal discussing during 2025 ACGA Conference in Seoul

III.
Frequently Asked Questions(FAQ)


Shinhan Financial Group

Matters Related to Fine Issue

Q. Does the recently raised fine issue constitute another case of internal control failure?

A. The fine-related matters are understood to be industry-wide issues arising from differences in legal interpretations of mis-selling under the Fair Trade Act, the Capital Markets Act, and the Financial Consumer Protection Act, as well as differences in judgment by supervisory and regulatory authorities. These matters were not identified as violations of internal control under the Corporate Governance Act.

These issues have been raised across the financial industry under the same supervisory environment and regulatory guidelines. Accordingly, rather than being viewed as deficiencies of the governance structure or internal control framework, they are recognized as issues that emerged in the course of differing regulatory interpretations and shifts in supervisory stance. As such, once the imposition and amount of fines are finalized, the possibility of subsequent legal proceedings, including administrative litigation across the industry, cannot be ruled out.

■ ELT(ELS) related fine issues

The ELS-related matter is currently under sanctions review to determine whether it constitutes mis-selling(including breaches of the duty of explanation and violations of the prohibition on improper solicitation) under the Capital Markets Act and the Financial Consumer Protection Act. The key issue is whether banks' conduct of changing the loss-risk analysis period from the previous 20 years to 10 years in the disclosure documents constitutes a breach of the duty of explanation. While the financial authorities view the ELS matter as subject to administrative fines primarily on the grounds of a breach of the duty of explanation, recent court rulings in similar ELS-related civil litigation have found in favor of banks and other distributors, holding that a breach of the duty of explanation could not be established. Accordingly, it is difficult to conclude that the legal interpretation on whether the matter constitutes mis-selling.

Meanwhile, at the Financial Supervisory Service("FSS") sanctions review meeting in February 2026, the proposed fine amount was reduced compared to the amount previously notified. However, the final level of fines and sanctions will be determined following deliberation by the Securities and Futures Commission under the Financial Services Commission("FSC") and the FSC's regular meeting. Given that there remains room for dispute regarding whether there was a breach of the duty of explanation, that there is precedent for reductions in administrative penalties in Hong Kong ELS cases by the Securities and Futures Commission, and that there are differing views on the facts and legal interpretations, the final fine amount may be subject to further adjustment.

Nevertheless, notwithstanding that the final outcome of the sanctions process has not yet been determined, Shinhan Financial Group proactively recognized KRW 152.7 billion as non-operating expenses as of the end of 4Q2025 in order to prudently manage potential financial uncertainty.

■ LTV information sharing related issue

With respect to the LTV-related matter, the Korea Fair Trade Commission("KFTC") has taken the position that the exchange of LTV information among banks constitutes collusive conduct under the Fair Trade Act. The industry's common view is that classifying such information exchange as collusion reflects differences in understanding between the KFTC and the financial industry regarding the risk management characteristics of the banking business.

The exchange of information among banks was conducted, with the awareness of financial authorities, for the purpose of enabling more accurate risk assessment of non-residential real estate, where collateral valuation is inherently challenging. In fact, following such information sharing, LTV standards were applied more conservatively, resulting in a contraction in loan volumes and a reduction in banks' interest income. In Shinhan Bank's case, the shared LTV information was not reflected in customer lending rates and therefore did not harm the interests of financial consumers. Accordingly, it is difficult to interpret the exchange of LTV information as an improper collusion.

This case represents the first instance under the amended Fair Trade Act in which the sharing of transaction-condition information has been deemed collusive conduct. According to a common assessment shared by multiple law firms, there is a high likelihood that the KFTC's disposition would be revoked through administrative litigation. Accordingly, if the imposition of administrative fines is finalized, the matter is likely to proceed to such litigation.

Nevertheless, regardless of the merits of the fine itself, Shinhan Financial Group recognized KRW 31.9 billion, equivalent to 50% of the potential fine amount, as non-operating expenses in 4Q2025, in order to prudently manage potential financial uncertainty.

➔ In summary, the fine-related issue did not arise from a failure in internal controls, but rather reflects an industry-wide matter stemming from differences in supervisory and regulatory interpretation regarding mis-selling and information sharing practices. The financial impact has been proactively recognized to manage uncertainty, and the Company will respond to any legal issues, if necessary, in accordance with due legal process.

Matters Related to Past Issues – Lime Fund

Q. In light of the past Lime Fund issue, some investors and proxy advisory firms have opposed the director nomination proposal. How does the company view this matter?

A. Shinhan Financial Group views the Lime Fund case as a past issue arising from illegal acts by the asset management company, for which regulatory sanctions and the Group's accountability have already been concluded. In assessing this matter, the Group believes it is necessary to distinguish between institutional sanctions imposed on Shinhan Bank and individual sanctions imposed on executives. Accordingly, the Company considers it excessive to directly link the director nomination agenda item to this case or to conclude that an individual candidate materially damaged corporate value or shareholder interests solely on the basis that Shinhan Bank was subject to regulatory sanctions.

The Lime Fund incident was a large-scale suspension of redemptions caused by illegal fund management by Lime Asset Management, which had a broad impact on Korea's financial markets. Shinhan Bank and Shinhan Investment, as a distributor and prime broker at the time, bore a certain level of responsibility and promptly implemented personnel actions against relevant employees and compensation measures for affected customers upon becoming aware of the issue. In addition, the then Group CEO, Mr. CHO Yong-byoung, took responsibility by withdrawing his candidacy for reappointment as CEO, thereby clearly addressing accountability at the Group level.

In relation to the Lime Fund matter, the supervisory authorities imposed a major institutional sanction—a partial business suspension—on Shinhan Bank. However, Candidate JIN, who was serving as CEO at the time, received a cautionary warning, classified as a minor disciplinary action.

Institutional sanctions reflect an overall assessment of the company's management, operations, and control systems, whereas individual sanctions are determined based on a comprehensive assessment of the executive's degree of involvement, severity of misconduct, and scope of responsibility. In general, where the level of institutional sanctions is high, individual sanctions also tend to be more severe. The fact that a minor disciplinary action was imposed in this case indicates that, after considering all relevant circumstances in determining the level of sanctions, the individual's degree of responsibility was not deemed significant.

This assessment is based on the following considerations:
(i) the decision to distribute the Lime Funds was not subject to review or approval through a board resolution process; and
(ii) the Lime Fund issue came to light in earnest around July 2019, only approximately four months after Mr. JIN Okdong assumed the role of CEO of Shinhan Bank on March 26, 2019.
Taken together, these facts make it difficult to regard the candidate as a "direct actor" who instructed or approved the sale of the Lime Funds in a manner that materially damaged corporate value or infringed shareholder interests.

In light of these circumstances, Shinhan Financial Group believes that opposing the director nomination agenda item on the grounds of the existence of institutional sanctions alone, by characterizing the candidate as the "directly responsible party" for damage to corporate value or shareholder interests, is not logically sound.

Meanwhile, Shinhan Financial Group has gone beyond merely asserting that this is a "concluded past issue" and has implemented structural improvements to prevent recurrence following the Lime incident. Specifically, the Group has comprehensively advanced organization and system level enhancements, including:
▲ strengthening preventive internal controls by introducing product validation and ex-ante risk review processes;
▲ institutionalizing customer protection measures, such as enhanced compensation programs and strengthened product suitability assessment procedures; and
▲ establishing a dedicated organization for financial consumer protection. These measures represent a fundamental reconfiguration of systems aimed at strengthening internal controls and consumer protection, going beyond post-incident remediation.

➔ In summary, the Lime Fund case is a past issue arising from illegal acts by the asset management company, for which regulatory sanctions and the Group's accountability have already been concluded. Accordingly, the Company does not view this matter as having a material adverse impact on the assessment of Mr. JIN Okdong's candidacy or on the Board nomination decision

Matters Related to Past Issues – Former CEO

Q. Certain proxy advisory firm has continued to recommend voting against the relevant agenda items due to issues related to the hiring of a former CEO. How does the Company view this matter?

A. The issue related to the hiring of former CEO CHO Yong-byoung was conclusively resolved through the Supreme Court's acquittal in 2022, and all related governance risks have been fully addressed. From the early stages of the legal proceedings, the Board of Directors of Shinhan Financial Group regularly received updates on the progress of the case and reviewed the matter from multiple perspectives, including shareholder value and governance risk.

Starting with the March 2021 Annual General Meeting of Shareholders held after Mr. CHO's reappointment in 2020, certain proxy advisory firms have issued voting recommendations against all independent director candidates on the grounds that the former CEO was not removed from office.

In response, the Board of Directors of Shinhan Financial Group re-examined the matter of the former CEO's tenure at its May 2021 board meeting. The Board conducted a comprehensive review of whether pursuing removal through an extraordinary general meeting of shareholders, prior to the finalization of legal judgment, would be appropriate in terms of procedural legitimacy, factual grounds, governance stability, and shareholder value.

The Board determined that deciding on the appropriate course of action after the judicial authorities' rulings had been finalized would be a reasonable approach from the perspectives of shareholder value and governance stability. This position was transparently communicated to shareholders through a shareholder letter in September 2021. Subsequently, acquittals were rendered at both the appellate court level (November 2021) and the Supreme Court (June 2022), and the Board has continued to engage with shareholders through shareholder letters and investor engagement at each stage of the judicial process.

From the initial stages of the case through to its conclusion, the Board carefully assessed the matter from the perspectives of enhancing shareholder value and maintaining governance stability, and transparently shared both the process and the rationale for its decisions with shareholders.

Nevertheless, certain proxy advisory firms have issued voting recommendations against all directors standing for re-election whose terms overlapped, even partially, with the former CEO's tenure. The Board considers this to be an excessive interpretation, as it continues to recommend voting against all such directors over an extended period without applying sunset provision, despite the matter having been conclusively resolved through acquittal. The Board believes that such recommendations do not adequately reflect the circumstances at the time or the Board's decision-making process.

➔ In summary, the issue related to the hiring of the former CEO was conclusively resolved through a final acquittal by the Supreme Court. Throughout the legal proceedings, the Board reviewed its response from the perspectives of shareholder value and governance stability and communicated its approach to shareholders in a transparent manner.

Matters Related to Appointment of the External Auditor

Q. Some overseas investors are opposing the appointment of Audit Committee members due to the structure under which the appointment of the external auditor is not submitted to the shareholders' meeting. What is the Company's position on this matter?

A. The appointment of the external auditor is not a matter of management discretion or an arbitrary decision by the Audit Committee, but rather is determined by the statutory framework under the Korean Commercial Act and the Act on External Audit of Stock Companies.

Under Korea's Act on External Audit of Stock Companies, the authority to appoint the external auditor is vested exclusively in the audit body (the Audit Committee or the statutory auditor), not in the shareholders' meeting. Accordingly, the appointment or reappointment of the external auditor is not an agenda item to be approved at the AGM, but is designed to be decided independently by the audit body in accordance with applicable laws and regulations. The outcome of the external auditor appointment is, however, reported to shareholders at the AGM, as required by law.

This framework is intended to institutionally safeguard the independence and objectivity of the external auditor by structurally separating the auditor from the interests of management, controlling shareholders, and shareholders, thereby enhancing the credibility and integrity of the audit process. Within this legal framework, Shinhan Financial Group respects the independence of the Audit Committee and operates the external auditor appointment process accordingly.

Meanwhile, the authority to approve the financial statements is vested in the shareholders' meeting under the Korean Commercial Act, and this is a statutory procedure that all Korean listed companies are required to follow. In this regard, Korea's corporate governance framework clearly distinguishes between the appointment of the external auditor (which is exclusively vested in the audit body) and the approval of the financial statements (which falls under the authority of the shareholders' meeting).

This structure differs from the practice in some jurisdictions, such as the United States, where the appointment of the external auditor is presented to shareholders for non-binding ratification at the shareholders' meeting. Accordingly, the fact that the appointment of the external auditor is not submitted to the shareholders' meeting as a voting agenda item reflects a structural feature arising from statutory differences, rather than the Company's governance standards or the Audit Committee's judgment. Within the scope permitted under the current legal framework, Shinhan Financial Group remains committed to maintaining the independence of the Audit Committee and the objectivity of the external auditor, while ensuring transparency of financial information and accountability to shareholders.

➔ In summary, under Korean law, the appointment of the external auditor is an exclusive authority of the Audit Committee and is not subject to approval by the shareholders' meeting. Within this statutory framework, the Company ensures both the independence of the external auditor and the transparency of financial information.

Engagement with Proxy Advisors

Q. There seem to have been discrepancies between the Company and ISS in their respective views on past voting recommendations. How does the Company engage with proxy advisory firms such as ISS to address these discrepancies?

A. Shinhan Financial Group regularly engages not only with investors but also with proxy advisory firms to provide context on key issues, explain improvement measures, and facilitate fact-checking and mutual understanding.

In particular, recent engagements have progressed toward building mutual trust based on more transparent and consistent communication.

February 2026 (Seoul, In-person Meeting)

The Chair of the Board of Shinhan Financial Group met with the Head of Asia ex-Japan Governance Research of ISS.

During the meeting,

- Both parties shared a common understanding of the role of enhanced engagement in supporting transparent, consistent, and evidence-based communication among issuers, investors, and proxy advisory firms, while also noting that ISS's research and voting recommendations remain independent,
- agreed to strengthen communication channels to ensure that fact-checking and opportunities for clarification are more systematically incorporated when key issues arise.

October 2025 (Tokyo, Hybrid Meeting)

Shinhan Financial Group's IR team met with the Head of Korea Research of ISS, with the Head of Asia ex-Japan Governance Research participating virtually.

During the meeting, Shinhan Financial Group shared:

- recent governance-related developments in Korea (including amendments to the Commercial Act),
- the progress of the Group's Value-Up Plan, and
- key updates on governance-related initiatives.

The discussion also focused on practical issues and points requiring clarification in the report preparation process.

2021 – 2024 (Ongoing Engagement)

The Group has maintained continuous engagement with ISS through multiple channels, including letters from the Chair of the Board, conference calls led by the Chair, in-person meetings with the CFO, and written submissions regarding voting policies, to explain the background of key issues and the Group's improvement efforts, including enhancements to internal controls and consumer protection.

Through these efforts, Shinhan Financial Group has institutionalized engagement with proxy advisory firms such as ISS and, more recently, has been focusing on enhancing the quality and effectiveness of engagement within a more structured framework.

➔ Shinhan Financial Group regularly engages not only with investors but also with proxy advisory firms, including ISS. Recent engagements have helped establish a shared understanding around the importance of transparent, consistent, and evidence-based communication.

IV.
APPENDIX


Shinhan Financial Group

Board Composition & Operations

1. Board Composition

The Board consists of 3 to 15 directors in accordance with Article 36 of the Company's Articles of Incorporation and Article 5 of the Board of Directors' Regulation. The reason for defining the minimum number of 3 directors reflects Article 383 Paragraph 1 of the Commercial Act and limiting it to maximum of 15 directors is for the efficiency of the decision-making process.

The Board, as the highest decision-making body of the Company, oversees the management and the stewardship of subsidiaries in each financial sector and maintains sufficient size within the scope prescribed by the regulations to strengthen its professional decision making. The Board has consistently maintained a composition with a majority of independent directors, with at least 8 independent members on the Board.

As of the end of 2025, the Board consists of 11 directors (1 executive, 1 non-executive, and 9 independent directors), and the proportion of independent directors within the Board is 82%.

2. Qualification Requirement for the Board

The Board stipulates qualifications of directors in compliance with both external and internal regulations, and directors must meet all the qualifications throughout their tenure.

(1) Qualification Requirements Pursuant to External Regulations

① Act on Corporate Governance of Financial Companies Article 5 Paragraph 1 (Qualification Requirements for Executives)
② Act on Corporate Governance of Financial Companies Article 6 Paragraph 1 (Qualification Requirements for Independent Directors)
③ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 7 (Qualification Requirements for Executives)
④ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 8 (Qualification Requirements for Independent Directors)
⑤ Commercial Act Article 382 Paragraph 3 (Appointment of Directors, Relationship with the Company, and Independent Directors)
⑥ Commercial Act Article 542.8 Paragraph 2 (Appointment of Outside Directors)

② Non-executive director

Should the candidate for non-executive director accept any loan transactions from the Company or any subsidiary of the Company, the credit review committee or any other related committee of the subsidiaries is required to verify the appropriateness thereof. Non-executive directors who do not concurrently serve as full-time employees of the Company are required to meet the qualifications equivalent to those of independent directors. Only under strict deliberation of the Board, candidates who are recommended by those who hold equity relationship through partnership or inter-shareholder agreement shall be appointed. (Article 10 Paragraph 3 of the Board Management Committee Regulation)

※ To strengthen the recommendation process of candidates for non-executive directors, the articles of incorporation and bylaws were amended on March 25, 2021. Thereby the Board Steering Committee was abolished, and the authority was transferred to the Board.

(2) Qualification Requirements Pursuant to Internal Regulations

① Executive director (CEO)

CEO, the executive director, must be under 67 years of age at the time of appointment.

Should the CEO over 67 years of age be reappointed, the term of office must not exceed 70 years of age. (Article 7 of CEO Recommendation Committee Regulation)

The candidate for CEO who shares the Company's vision with morality, drives to promote Shinhan values with business expertise and organizational management capabilities, and strives for public interest and sound management shall be recommended. (Article 9 Paragraph 2 of CEO Recommendation Committee Regulation)

③ Independent director

Both positive and negative requirements are reflected in the articles of incorporation and Internal Code of Corporate Governance:

(Negative requirements) The director must not be an independent director of any other company except for subsidiaries of the Company; and,

(Positive requirements) The director shall have profound expertise, fairness with ethical and fiduciary responsibility.

Board Composition & Operations (Continued)

3. Board Independence

Pursuant to Article 6 (Qualification Requirements for Independent Directors) of the Act on Corporate Governance of Financial Companies and Article 8 (Qualification Requirements for Independent Directors) of the Enforcement Decree of the same Act, the Company appoints independent directors who meet board independence criteria. The Company has also stipulated its own Guidelines for Board Independence.

(1) Mandatory appointment of the Chair of the Board amongst independent directors

To enhance board independence and to strengthen sound checks on management, apart from the laws and regulations, the Chair of the Board has been appointed among independent directors since March 2010. YOON Jaewon, an independent director, holds the post as of December 31, 2025.

(2) Reinforcement of the Board independence in relation with governance management

To strengthen the independence of recommendation for directors and audit committee candidates, Independent Director and Audit Committee Member Recommendation Committee consist only of independent directors. As of December 31, 2025, the Committee comprises 4 members of independent directors: the Chair YANG In Jip, KIM Jo Seol, SONG Seongjoo, and Chun Myosang.

(3) Distribution of authority in recommending executive candidates

Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommendation Committee. The Company also seeks to avoid any overlap in the members of these committees to prevent concentration of the power to recommend executive candidates to specific few.

4. Collective Suitability of the BOD

Responding to the increasingly complex and diverse financial environment and managing the various risk factors associated with finance requires that financial institutions have independent directors who are experts in their respective fields and who ensure the collective suitability of the BOD as a whole, based on expertise and diversity.

The Company is committed to ensure that the Board of Directors, as the highest decision-making body and a key check on management, continuously maintains collective suitability. To this end, we have explicitly incorporated the principle of diversity, which ensures that no particular interest is disproportionately represented, into our internal governance regulations. Furthermore, we have expanded the areas of expertise beyond the legally required fields of finance, business management, economics, law, and accounting to include areas aligned with the Company's business strategy, such as digital/ICT, global/capital markets, consumer protection/ESG, and risk management. To ensure collective suitability of the Board, the Company actively utilizes the Board Skills Matrix as a key tool.

In the second half of 2023, the Company participated in the "Banking Governance Best Practices Task Force" led by the Financial Supervisory Service and has since been continuously implementing governance improvements based on the insights gained from this initiative.

In 2023, the Company enhanced the evaluation process for independent directors by adjusting the weight of evaluators' input to enhance objectivity. Additionally, a new procedure for incorporating feedback from the Nomination Advisory Group in the director appointment process was newly introduced, reflecting the governance improvement directions established by the task force.

In 2024, the Company further refined the Board Skills Matrix to systematically assess and manage the Board's collective suitability. Clear standards and review mechanisms were also established to ensure its effectiveness.

In 2025, the Company enhanced the management and review criteria for independent director candidates and established systematic candidate management framework to strengthen the Board's collective suitability and skills mix from the initial candidate stage.

The Company plans to continue conducting annual evaluations of collective suitability and, if any gaps in expertise are identified, develop remedial measures through Board discussions. The Board is committed to continuously securing the expertise and diversity to suit the evolving business environment.

BOD Sub-Committee Structure

1. Establishment of Sub-committees

The Company has established sub-committees under the Board to enhance efficiency and expertise and to distribute authority to recommend executive candidates.

As end of 2024, the Board consists of seven sub-committees: the Audit Committee, Risk Management Committee, Remuneration Committee, ESG Strategy Committee, Independent Director and Audit Committee Member Recommendation Committee, CEO recommendation Committee, Subsidiary's CEO Recommendation Committee, and Internal Control Committee. Among which the Audit Committee, Risk Management Committee, Remuneration Committee, Internal Control Committee, Independent Director and Audit Committee Member Recommendation Committee and CEO Recommendation Committee are mandated by relevant regulations such as the Financial Companies Governance Act, whereas ESG Strategy Committee and Subsidiary's CEO Recommendation Committee were voluntarily established by the Board to reinforce expertise, independence, and efficiency.

The composition of the Board sub-committees is also operated mainly by independent directors. Independent directors make up the majority of all committees and all are chaired by independent directors except for the Subsidiary's CEO Recommendation Committee.

2. Dispersion of Authority to Recommend Candidates for Executives

The Company operates several recommendation committees for executive candidates, including the CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommendation Committee. While the Company already had subdivided the recommendation authority, and has been operating subcommittees prior to the enactment of the Act, the Act on Corporate Governance of Financial Companies, which took effect on August 1, 2016, mandates the establishment of recommendation committees for independent directors, CEO, representative executives, and Audit Committee Members.

In 2021, the Company made amendments to its Articles of Incorporation and internal policies to enhance its director candidate recommendation process. This involved integrating the Independent Director Recommendation Committee and the Audit Committee Member Recommendation Committee into Independent Director and Audit Committee Member Recommendation Committee, which enabled more clear definition of the recommendation authority. Additionally, the Board Steering Committee was abolished, and its authority was transferred to the Board itself to further strengthen the recommendation process for non-executive directors.

To ensure independence and transparency in the recommendation of CEO candidates for subsidiaries, the Subsidiary's CEO Recommendation Committee was incorporated into the Board and is currently operational.

The former Subsidiary Management Committee was renamed the Subsidiary CEO Recommendation Committee in 2023, following an amendment to the Company's Articles of Association. At the end of 2020, the authority to nominate candidates for subsidiary management was transferred to the subsidiaries, and at the end of 2023, we also delegated the role of promoting and managing candidates for subsidiary management succession to the CEOs of the subsidiaries, so that the Subsidiary's CEO Recommendation Committee can fully focus on finding and nominating candidates for subsidiary CEOs.

Meanwhile, the Independent Director and Audit Committee Member Recommendation Committee decided to organize a Nomination Advisory Group to enhance objectivity and transparency in the nomination of independent director candidates in 2023. The advisory group is responsible for providing opinions on the re-appointment of independent directors based on the results of their evaluations and shortlisting candidates for the new appointment of independent directors. The group may also provide advisory opinions on the direction of the appointment of independent directors as needed. In 2024 and 2025, we continued to operate the Nomination Advisory Group to ensure the objectivity and transparency of independent director candidate nomination process.

Finally, with regard to the abovementioned committees for nominating candidates for executive positions, the Company seeks to avoid overlap to prevent the concentration of nomination powers in the hands of certain independent directors.

Independent Directors Nomination Process (Detailed)

1. Internal Regulations regarding the Nomination Process for Independent Directors

For a fair and transparent procedure, the Company specifies the recommendation process of candidates for independent directors both in the Internal Code of Corporate Governance and the Independent Director and Audit Committee Member Recommendation Committee Regulation. The process of recommendation of candidates for independent directors in accordance with above regulation is as follows.

※ Independent Director Recommendation Process
(Article 10 of the Independent Director and Audit Committee Member Recommendation Committee Regulation)

(1) Recommend those befitting or serving interests of the Company, shareholders, etc. as independent director candidates in a fair and transparent process.
(2) After fair verification of whether a preliminary candidate for independent director meets the qualifications under applicable laws and internal codes, he/she is recommended as a candidate.
(3) When the candidate for independent director aims for reelection, the evaluation process to prove strong performance is necessary. Therefore, evaluation report of the independent director and analysis of Independent Director and Audit Committee Member Recommendation Committee should be attached to the recommendation letter.
(4) The Company may utilize recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions as much as possible if deemed necessary.
(5) From among those verified to meet the foregoing, finalize those selected by Independent Director and Audit Committee Member Recommendation Committee as independent director candidates, and recommend those to the general meeting of shareholders.
(6) When recommending independent director candidates, the Company announces the following before giving notice for convocation of the general meeting of shareholders, and states in such notice the fact of disclosure, method of checking the content of disclosure, etc.
① Overview of the procedure for recommending independent director candidates
② Names and career summaries of the members of the Independent Director and Audit Committee Member Recommendation Committee
③ Relationship between each independent director candidate and his/her recommender
④ Relationship between each independent director candidate and the Company, subsidiaries, and their executives and major shareholders
⑤ Whether qualifications under applicable laws and Article 20 of the Internal Code of Corporate Governance are met, and the grounds of such determination
⑥ Reasons for recommending the candidates for independent director
⑦ Career of the independent director candidates
⑧ Other matters deemed necessary by the Board in connection with recommending the independent director candidate

2. Process for Selecting New Independent Director Candidates (1/2)

We operate a more independent and transparent process for selecting candidates for independent directors based on internal regulations. We manage a long list of candidates for independent directors at all times, and since the end of 2023, we have established and introduced the Nomination Advisory Group to enhance the objectivity of the nomination process. Based on the long list, the Nomination Advisory Group selects a short list, and the Independent Director and Audit Committee Member Recommendation Committee selects a short list and then appoints new independent directors in five stages of recommending preliminary and final candidates to select new independent directors.

(1) Long List
The long list of candidates for independent directors is managed throughout the year. In 2025, the overall candidate pool management criteria were refined, and the final list was finalized through a total of three resolutions. Candidates are recommended by the Independent Director and Audit Committee Member Recommendation Committee, external specialized organizations, shareholders, etc. We do not favor any particular route. For the recommended candidates, we conduct reputation checks on the entire long list of candidates by external advisory organizations to prepare verification materials in advance. The Independent Director and Audit Committee Member Recommendation Committee carefully reviews each candidate and decides whether to include them in the Long List.

(2) Nomination Advisory Group Candidates
The Nomination Advisory Group was established in 2023 to enhance the transparency and objectivity of the process of selecting candidates for independent directors and has been in operation since January 2024. In 2025 and 2026, we continued to operate the Nomination Advisory Group. The Nomination Advisory Group, organized separately from the Independent Director and Audit Committee Member Recommendation Committee, meets independently to compress the Long List into a short list of candidates to be forwarded to the Independent Director and Audit Committee Member Recommendation Committee. The size of the Nomination Advisory Group shortlist is about 10 times the number of finalists.

Independent Directors Nomination Process (Detailed)

2. Process for Selecting New Independent Director Candidates (2/2)

(3) Short List
The Independent Director and Audit Committee Member Recommendation Committee members selects a short list of candidates with a minimum of three times and a maximum of five times the number of final candidates by referring to the candidate list of the Nomination Advisory Group. As part of the selection process, they evaluate the requirements of expertise, impartiality, ethical responsibility, and commitment to his/her profession, which are active qualifications for independent directors.

(4) Preliminary candidate
For the Short List, The Independent Director and Audit Committee Member Recommendation Committee members conduct a thorough review, including additional reputation inquiries. Based on this, the committee carefully deliberates on the conformity to the principles of appointing independent directors and select the preliminary candidates (Primary/Alternate).

(5) Final candidates
The Independent Director and Audit Committee Member Recommendation Committee, which selects the final candidates, comprises of all independent directors of the Board. All independent directors verify the qualifications of prospective candidates in-depth and recommend the final candidates based on the order of the highest number of votes through a blind ballot or discussion and preference among members, and finally appoint independent directors through the general meeting of shareholders.

<Note> Principles for Nominating Independent Director Candidates>

The Independent Director and Audit Committee Member Recommendation Committee resolves the "Principles for Recommending Independent Director Candidates" prior to beginning the process of narrowing the pool of candidates from the Independent Director Long List. These are respected as values to be pursued throughout the nomination process for the year and are consistent with the Board of Directors' decisions on the composition of the Boards. The Principles are established by reflecting the Company's mid-to-long-term strategy and the Board Skills Matrix to enhance the collective suitability of the Board.

Voting Results of the 24th AGM (March 2025)

I. Date/Time : Wednesday, March 26th 2025 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
503,445,325	498,859,764	404,218,221	81.03%

IV. Voting Results

(Unit : Share, %)

Agenda No.	Resolution		For Against			
			Votes For	% For[1)]	Votes Against	% Against[1)]
1	Approval of Financial Statements and Annual Dividends for FY 2024		400,517,553	99.08%	3,700,668	0.92%
2	Approval of Amendment to Articles of Incorporation					
		Establishment of Internal Control Committee	403,656,119	99.86%	562,102	0.14%
		Record Date for Quarterly Dividends	403,660,872	99.86%	557,349	0.14%
3	Election of Directors (1 Non-executive Director, 6 Independent Directors)					
	3-1	JUNG Sang Hyuk (NED)	327,762,034	81.09%	76,456,187	18.91%
	3-2	KIM Jo Seol (IND)	324,285,436	80.23%	79,932,785	19.77%
	3-3	BAE Hoon (IND)	323,587,166	80.05%	80,631,055	19.95%
	3-4	YOON Jaewon (IND)	317,246,777	78.48%	86,971,444	21.52%
	3-5	LEE Yong Guk (IND)	323,478,424	80.03%	80,739,797	19.97%
	3-6	YANG In Jip (IND)	400,726,996	99.14%	3,491,225	0.86%
	3-7	CHUN Myosang (IND)	403,382,540s	99.79%	835,681	0.21%
4	Election of IND as Audit Committee Member KWAK Su Keun		265,374,565	76.53%	81,403,579	23.47%
5	Election of Audit Committee Member (3 Members)					
	5-1	BAE Hoon (IND)	265,218,464	76.48%	81,559,680	23.52%
	5-2	YOON Jaewon (IND)	259,326,001	74.78%	87,452,143	25.22%
	5-3	LEE Yong Guk (IND)	265,182,230	76.47%	81,595,914	23.53%
6	Approval of the Directors' Remuneration Limit		402,002,476	99.45%	2,215,745	0.55%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 4 and No.5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 23rd AGM (March 2024)

I. Date/Time : Tuesday, March 26th 2024 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
512,759,471	511,902,890	427,587,954	83.53%

IV. Voting Results

(Unit : Share, %)

Agenda No.	Resolution		For Against			
			Votes For	% For[1)]	Votes Against	% Against[1)]
1	Approval of Financial Statements and Annual Dividends for FY 2023		422,068,168	98.71%	5,519,786	1.29%
2	Election of Directors (8 Independent Directors)					
	2-1	KIM Jo Seol (IND)	352,357,599	82.41%	75,230,355	17.59%
	2-2	BAE Hoon (IND)	349,265,784	81.68%	78,322,170	18.32%
	2-3	YOON Jaewon (IND)	342,821,020	80.18%	84,766,934	19.82%
	2-4	LEE Yong Guk (IND)	345,152,980	80.72%	82,434,974	19.28%
	2-5	JIN Hyun-duk (IND)	346,119,856	80.95%	81,468,098	19.05%
	2-6	CHOI Jae Boong (IND)	345,498,655	80.80%	82,089,299	19.20%
	2-7	SONG Seongjoo (IND)	426,709,099	99.79%	878,855	0.21%
	2-8	CHOI Young Gwon (IND)	426,329,853	99.71%	1,258,101	0.29%
3	Election of IND as Audit Committee Member KWAK Su Keun		309,492,144	79.75%	78,573,314	20.25%
4	Election of Audit Committee Members (2 Members)					
	4-1	Bae Hoon (IND)	309,063,623	79.64%	79,001,835	20.36%
	4-2	YOON Jaewon (IND)	303,480,337	78.20%	84,585,121	21.80%
5	Approval of the Directors' Remuneration Limit		424,806,831	99.35%	2,781,123	0.65%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 3 and No.4 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 22nd AGM (March 2023)

I. Date/Time : Thursday, March 23rd 2023 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
526,266,869	508,778,517	413,457,940	81.26%

Ⅳ. Voting Results

(Unit : Share, %)

Agenda No.		Resolution	For Against			
			Votes For	% For1)	Votes Against	% Against1)
1		Approval of Financial Statements and Annual Dividends for FY 2022	384,738,991	93.05%	28,718,949	6.95%
2		Approval of Amendment to Articles of Incorporation	409,364,372	99.01%	4,093,568	0.99%
3		Election of Directors (1 Executive Director, 1 Non-executive Director, 7 Independent Directors)				
	3-1	JIN Okdong (ED)	366,824,480	88.72%	46,633,460	11.28%
	3-2	JUNG Sang Hyuk (NED)	412,176,893	99.69%	1,281,047	0.31%
	3-3	KWAK Su Keun (IND)	330,966,365	80.05%	82,491,575	19.95%
	3-4	BAE Hoon (IND)	334,928,286	81.01%	78,529,654	18.99%
	3-5	SUNG Jaeho (IND)	286,168,527	69.21%	127,289,413	30.79%
	3-6	LEE Yong Guk (IND)	329,947,860	79.80%	83,510,080	20.20%
	3-7	LEE Yoon-jae (IND)	286,712,905	69.35%	126,745,035	30.65%
	3-8	JIN Hyun-duk (IND)	334,923,668	81.01%	78,534,272	18.99%
	3-9	CHOI Jae Boong (IND)	329,200,549	79.62%	84,257,391	20.38%
4		Election of IND as Audit Committee Member YOON Jaewon	275,506,082	73.19%	100,908,737	26.81%
5		Election of Audit Committee Member (2 Members)				
	5-1	KWAK Su Ken (IND)	293,506,116	77.97%	82,908,703	22.03%
	5-2	BAE Hoon (IND)	297,474,510	79.03%	78,940,309	20.97%
6		Approval of the Directors' Remuneration Limit	410,069,888	99.18%	3,388,052	0.82%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 4 and No.5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 21st AGM (March 2022)

I. Date/Time : Wednesday, March 24th 2022 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
534,081,554	516,593,202	413,007,081	79.95%

Ⅳ. Voting Results

(Unit : Share, %)

Agenda No.		Resolution	Criteria for number of voting shares			
			Votes For	% For[1)]	Votes Against	% Against[1)]
1		Approval of Financial Statements and Annual Dividends for FY2021	409,254,441	99.09%	3,752,640	0.91%
2		Election of Directors (8 Independent Directors)				
	2-1	PARK Ansoon (IND)	254,249,612	61.56%	158,757,469	38.44%
	2-2	BYEON Yang-ho (IND)	253,512,978	61.38%	159,494,103	38.62%
	2-3	SUNG Jaeho (IND)	249,157,742	60.33%	163,849,339	39.67%
	2-4	YOON Jaewon (IND)	300,204,040	72.69%	112,803,041	27.31%
	2-5	LEE Yoon-jae (IND)	249,149,409	60.33%	163,857,672	39.67%
	2-6	JIN Hyun-duk (IND)	304,317,831	73.68%	108,689,250	26.32%
	2-7	HUH Yong-hak (IND)	251,870,179	60.98%	161,136,902	39.02%
	2-8	KIM Jo Seol (IND)	410,228,910	99.33%	2,778,171	0.67%
3		Election of Audit Committee Members (3 Members)				
	3-1	BAE Hoon (IND)	366,760,420	98.63%	5,077,098	1.37%
	3-2	SUNG Jaeho (IND)	237,499,781	63.87%	134,337,737	36.13%
	3-3	YOON Jaewon (IND)	258,630,560	69.55%	113,206,958	30.45%
4		Approval of Director Remuneration Limit	362,687,204	87.82%	50,319,877	12.18%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 3 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

BOD Meetings in 2025

BOD (Total number of meetings held per year: 14)

Directors	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
Attendance Rate	100%	100%	100%	100%	100%	100%	100%	100%	100%	91%	100%	100%	86%

Meetings in 2025, Before 24th AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
January 23, 2025 [Special Meeting]												
1. Matters Related to Shinhan Financial Group Subsidiaries	Approved	For	For	For	For	For	For	For	For	For	For	
<Reporting Items>												
1. Internal Committee Operation Direction												Absent
2. Shinhan Securities Improvement Initiative Progress	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	
3. Operational performance of the Risk Management Committee												
4. Operational performance of the BOD												
February 6, 2025 [Regular Meeting]												
1. Approval of the 24th (Jan. 1, 2024 – Dec. 31, 2024) financial statements and full-year business report	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Approval of the 24th annual dividend and statement of appropriation of retained earnings	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Approval of share buyback and cancellations	Approved	For	For	For	For	For	For	For	For	For	For	For
4. Quarterly Dividend Record Date Setting for 2025	Approved	For	For	For	For	For	For	For	For	For	For	For
5. 2024 performance evaluation and 2025 KPI setting for the BOD Secretariat	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>												
1. 2024 annual Group business performance												
2. 2024 annual Group financial performance												
3. Inclusion and exclusion of subsidiaries, etc., in 2H 2024												
4. Quarterly report on the issuance of KRW bonds and subsidiary support	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
5. Results of the internal control operation in 2024 and direction in 2025												
6. Group Customer Convenience Enhancement												
7. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, Before 24th AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
March 4, 2025 [Special Meeting]												
1. Enactment and amendment of key regulations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. AOI Amendment	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Enactment of Internal Control and Risk Control Policy Regulation	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. Matters Related to Shinhan Financial Group Subsidiaries	**Approved**	For	For	For	For	For	For	For	For	For	For	For
5. Revision of the Remuneration Framework for Independent Directors	**Approved**	For	For	For	For	For	For	For	For	For	For	For
6. 2025 approval of the director remuneration limit	**Approved**	For	For	For	For	For	For	For	For	For	For	For
7. Assessment of the Adequacy of Director candidate nominations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
(1) Independent director nominee KWAK Su Keun	**Approved**	For	For	Restricted	For	For	For	For	For	For	For	For
(2) Independent director nominee KIM Jo Seol	**Approved**	For	For	For	For	For	For	Restricted	For	For	For	For
(3) Independent director nominee BAE Hoon	**Approved**	For	For	For	Restricted	For	For	For	For	For	For	For
(4) Independent director nominee SONG Seongjoo	**Approved**	Restricted	For	For	For	For	For	For	For	For	For	For
(5) Independent director nominee LEE Yong Guk	**Approved**	For	For	For	For	Restricted	For	For	For	For	For	For
(5) Independent director nominee YANG In Jip	**Approved**	For	For	For	For	For	For	For	For	For	For	For
(5) Independent director nominee Chun Myosang	**Approved**	For	For	For	For	For	For	For	For	For	For	For
8. Non-Executive Director Nominee Recommendation	**Approved**	For	For	For	For	For	For	For	For	For	For	Restricted
9. Approval of the Convening of the 24th Annual General Meeting of Shareholders and Meeting Agenda	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>												
1. Operational status of the internal accounting control system in 2024, as reported by the management												
2. Evaluation of the operation status of the internal accounting control system in 2024 by the Audit Committee												
3. Audit results for anti-money laundering operations in 2024												
4. Audit performance in 2024												
5. Results o f the Issuance of KRW denominated write-down Contingent Convertible Capital Securities												
6. Performance of credit information manager and protector in 2024												
7. Operational performance of the Audit Committee	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
8. Operational performance of the Risk Management Committee(Including Group Customer Asset/ IT Risk)												
9. Operational performance of the Remuneration Committee												
10. Operational performance of the CEO Recommendation Committee												
11. Operational performance of the Subsidiary's CEO Recommendation Committee												
12. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee												
13. Customer information sharing among group subsidiaries status and inspection for 4Q2024												
14. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Agenda	Results	J.W. YOON	S.K. KWAK	H. BAE	Y.G. LEE	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
March 26, 2025 [Special Meeting]												
1. Appointment of the Chair of the BOD	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Appointment of Board committee members	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Approval of director remuneration limit	Approved	For	For	For	For	For	For	For	For	For	For	For
4. SFG Responsibility Map Amendment Approval	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
1. Organizational Restructure Plan for 1H2025												
2. Education/training programs for independent directors (plan)												
3. Reporting on contributions to independent directors' nonprofit organizations												
4. Capital Contribution to Shinhan EZ General Insurance												
5. Operational performance of the Audit Committee												
6. Operational performance of the Remuneration Committee												
7. Operational performance of the BOD												
April 25, 2025 [Regular Meeting]												
1. 2025 Value-plan Approval	Approved	For	For	For	For	For	For	For	For	For	For	Absent
2. Quarterly Dividend Distribution	Approved	For	For	For	For	For	For	For	For	For	For	
3. Amendment on Independent Director Assessment Policy	Approved	For	For	For	For	For	For	For	For	For	For	
4. Amendment on SFG Responsibility Map Amendment	Approved	For	For	For	For	For	For	For	For	For	For	
5. Matters Related to Shinhan Financial Group Subsidiaries	Approved	For	For	For	For	For	For	For	For	For	For	
<Reporting Items>	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	
1. Financial results for 1Q 2025												
2. Implementation Review of the Corporate Value-up Plan for 1Q25												
3. Matters Related to the 3rd Party Allotment Capital Increase for Jeju Bank												
4. Report on FY2024 dividends for Group subsidiaries												
5. Quarterly report on the issuance of KRW bonds and subsidiary support												
6. Shinhan Securities Improvement Initiative Progress												
7. Operational performance of the Audit Committee												
8. Operational performance of the Risk Management Committee												
9. Operational performance of the CEO Recommendation Committee												
10. Operational performance of the Subsidiary's CEO Recommendation Committee												
11. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee												
12. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Agenda	Results	J.W. YOON	S.K. KWAK	H. BAE	Y.G. LEE	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
May 15, 2025 [Special Meeting]												
<Reporting Items>												
1. Approval results and improvement direction on Group Recovery and Resolution Plan												
2. Matters related to the early redemption of KRW-denominated Hybrid Capital Securities												
3. Results on acquisition and cancellation of treasury stock												
4. Group Customer Convenience Enhancement Progress												
5. Operational performance of the Audit Committee	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
6. Operational performance of the Risk Management Committee(Including Customer Asset/ IT Risk)												
7. Operational Performance of the Internal Control Committee												
8. Operational performance of the ESG Strategy Committee												
9. Customer information sharing among group subsidiaries status and inspection for 1Q25												
10. Operational performance of the BOD												
June 23, 2025 [Special Meeting]												
1. Early Termination of the Trust Agreement on Buying back Treasury Shares	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. 「Responsibility Map Operating Regulation」 Amendment	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>												
1. Matters Related to Shinhan Financial Group Subsidiaries												
2. Change in Governance Structure of Group Subsidiaries in Indonesia												
3. Operational performance of the Risk Management Committee	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
4. Operational Performance of the Internal Control Committee												
5. Operational performance of the Subsidiary's CEO Recommendation Committee												
6. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Agenda	Results	J.W. YOON	S.K. KWAK	H. BAE	Y.G. LEE	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
July 25, 2025 [Regular Meeting]												
1. Quarterly Dividend Distribution	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Buyback and Cancellation of Treasury Shares	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Issuance of Write-down Contingent Convertible Capital Securities	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. Establishment of SFG Mid-term Strategy	**Approved**	For	For	For	For	For	For	For	For	For	For	For
5. SFG Responsibility Amendment	**Approved**	For	For	For	For	For	For	For	For	For	For	For
6. Matters Related to Shinhan Financial Group Subsidiaries	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
1. Financial Results for 1H 2025												
2. Implementation Review of the Corporate Value-up Plan for 1H25												
3. Results of Buyback and Cancellation of Treasury Shares												
4. Quarterly report on the issuance of KRW bonds and subsidiary support												
5. Results of Foreign Currency Bond Issuance												
6. Inclusion and exclusion of subsidiaries for 1H25												
7. Results of the 2025 Group Recovery and Resolution Plan(RRP) simulation drill and directions												
8. Shinhan Securities Improvement Initiative Progress												
9. Operational performance of the Audit Committee												
10. Operational performance of the Risk Management Committee												
11. Operational performance of the Internal Control Committee												
12. Operational performance of the BOD												
August 22, 2025 [Special Meeting]												
<Reporting Items>	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Absent	Attended	Attended	Attended
1. Progress Report of the Group Business Plan for 1H25												
2. Progress Report and Future Plan of the Internal Control Strategy for 1H25												
3. Matters related to Shinhan Financial Group Subsidiaries												
4. Progress Report of Group Customer Convenience Enhancement												
5. Matters related to the early redemption of Hybrid Capital Securities												
6. Operational performance of the Audit Committee												
7. Operational performance of the Risk Management Committee - Including Customer Asset/ IT Risk												
8. Operational performance of the Internal Control Committee												
9. Operational performance of the ESG Strategy Committee												
10. Operational performance of the CEO Recommendation Committee												
11. Operational performance of the Subsidiary's CEO Recommendation Committee												
12. Customer information sharing among group subsidiaries status and inspection for 2Q2025												
13. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Agenda	Results	J.W. YOON	S.K. KWAK	H. BAE	Y.G. LEE	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
September 26, 2025 [Special Meeting]												
1. Approval of the Group Recovery and Resolution Plan(proposal) for 2025	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Approval of the Shinhan Financial Group Responsibility Map Amendment	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
1. Review of the CEO's Overall Management Oversight Duties for 1H25												
2. Organizational Restructure Plan for 2025												
3. Results o f the Issuance of KRW denominated write-down Contingent Convertible Capital Securities(Hybrid)												
4. Operational performance of the Audit Committee												
5. Operational performance of the Risk Management Committee												
6. Operational performance of the Internal Control Committee												
7. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee												
8. Operational performance of the CEO Recommendation Committee												
9. Operational performance of the BOD												
October 28, 2025 [Regular Meeting]												
1. Quarterly Dividend Distribution	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Matters Related to Shinhan Financial Group Subsidiaries	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items>	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
1. Financial results for 3Q 2025												
2. Implementation Review of the Corporate Value-up Plan for 3Q25												
3. Quarterly report on the issuance of KRW bonds and subsidiary support												
4. Shinhan Securities Improvement Initiative Progress												
5. Operational performance of the Audit Committee												
6. Operational performance of the Risk Management Committee												
7. Operational performance of the Remuneration Committee												
8. Operational performance of the BOD												
November 5, 2025 [Special Meeting]												
<Reporting Items>	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
1. Direction of the Group Business Plan for 2026												
2. Strategic Direction to strength Group's Future Competitiveness												
3. Group Customer Convenience Enhancement												
4. 「Best Practices in Financial Consumer Protection Governance」 Status and Response Measures												
5. Operational performance of the Audit Committee												
6. Operational performance of the Risk Management Committee												
7. Operational performance of the ESG Strategy Committee												
8. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee												
9. Customer information sharing among group subsidiaries status and inspection for 3Q2025												
10. Operational performance of the BOD												

BOD Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Agenda	Results	J.W. YOON	S.K. KWAK	H. BAE	Y.G. LEE	J.S. KIM	S.J. SONG	Y.G. CHOI	I.J. YANG	M.S. CHUN	O.D. JIN	S.H. JUNG
December 4, 2025 [Special Meeting]												
1. Deliberation on the nomination of the CEO candidate	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Approval of the Group's management plan and budget in 2026	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Setting limits on financial support for subsidiaries in 2026	Approved	For	For	For	For	For	For	For	For	For	For	For
4. Setting limits on KRW bond issuance and submission of consolidated report	Approved	For	For	For	For	For	For	For	For	For	For	For
5. Issuance of write down contingent convertible bond	Approved	For	For	For	For	For	For	For	For	For	For	For
6. Establishment of the Board Succession Principles	Approved	For	For	For	For	For	For	For	For	For	For	For
7. Composition of the BOD in 2026	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Operational performance of the CEO Recommendation Committee 2. Matters related to Shinhan Financial Group subsidiaries 3. Resolution Plan of Korea Deposit Insurance Corporation 4. Operational performance of the Audit Committee 5. Operational performance of the Risk Management Committee 6. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
December 18, 2025 [Special Meeting]												
1. Appointment of executives other than directors	Approved	For	For	For	For	For	For	For	For	For	For	For
2. SFG Responsibility Map Amendment Approval	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Operational performance of the Subsidiary's CEO Recommendation Committee 2. Operational performance of the Audit Committee 3. Operational performance of the Internal Control Committee 4. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 5. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025

1. Risk Management Committee

The purpose and responsibilities of the Risk Management Committee are as follows:

- Establishment of basic risk management policies and strategy
- Determining the risk limit of the company and subsidiaries
- Approval of appropriate investment limit or loss allowance limit
- Enactment and revision of the Group risk management regulations and the Group Risk Council regulations
- Risk management organization structure and R&R
- Risk management system operation
- Limit setting and approval of limit overruns
- FSS approval of Group internal rating based approach for non-retail and retail credit rating system
- Matters relating to the risk disclosure policy
- Results of crisis scenario analysis and related capital management and funding plans
- Other matters deemed necessary by the Board and the Committee



Risk Management Committee

SONG Seongjoo

Risk Management Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24th AGM)	SONG Seongjoo	4/4
	LEE Yong Guk	4/4
	CHOI Young Gwon	4/4
After March 2025 (24th AGM)	SONG Seongjoo	10/10
	CHOI Young Gwon	10/10
	YANG In Jip	10/10

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director S.J. SONG (Votes Cast)	Director Y.G. LEE (Votes Cast)	Director Y.G. CHOI (Votes Cast)
2025.01.23	<Deliberation Items> 1. Matters related to Shinhan Financial Group subsidiaries and etc.	Deliberation Completed	Attended	Attended	Attended
2025.02.06	<Reporting Items> 1. Report on the implementation plan for integrated crisis situation analysis as of the end of December 2024 2. Report on the operation(proposal) of the risk adjustment performance evaluation index in 2025 3. Report on the selection of priority control areas and the setting of exposure limits in 2025 4. Regular report for Q4 2024 5. Report on the results of holding the Risk Management Council and Committee	Reported	Attended	Attended	Attended
2025.02.19	1. Approval application for Group structural FX position(proposal)	Approved	For	For	For
2025.03.04	<Deliberation Items> 1. Establishment of Group Risk Management Policy(proposal) 2. Amendment of Risk Management Committee regulation(proposal) 3. Matters related to Shinhan Financial Group subsidiaries, etc.	Deliberation Completed	Attended	Attended	Attended
	1. Amendment of Group Risk Management regulation(proposal) 2. Amendment of Group Risk Council regulation(proposal) 3. 2025 country exposure limit(proposal)	Approved	For	For	For
	<Reporting Items> 1. Report on approval results of Group structural FX position	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Date	Agenda	Results	Director		
			S.J. SONG	Y.G. LEE	Y.G. CHOI
			Votes Cast		
2025. 03.26	1. Appointment of the Chair of the Risk Management Committee	Approved	For	For	For
2025. 04.24	<Deliberation Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Deliberation Completed	Attended	Attended	Attended
2025. 05.15	1. Capital management plan/emergency funding plan in accordance to integrated situation analysis result 2. Application approval on changes to SFG credit risk internal rating regulation	Approved	For	For	For
	<Reporting Items> 1. Report on the Approval Results and Improvement Directions of the Group's Recovery Plan 2. Report on the Completion of the Group Customer Asset Risk Management System 3. Report on the Progress of the Group Risk Map System Implementation 4. Regular report for Q1 2025 5. Report on the results of the Group's Risk Management Council	Reported	Attended	Attended	Attended
2025. 06.23	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Reported	Attended	Attended	Attended
2025. 07.25	<Deliberation Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc. 2. Issuance of Write-down Contingent Convertible Capital Securities	Deliberation Completed	Attended	Attended	Attended
	<Reporting Items> 1. Group Recovery Plan Simulation Exercise and Future Planning Directions for 2025 2. Setting Credit Exposure Limits for Affiliates and Individual Entities for 2025 3. Progress of Developing Group Non-corporate Credit Rating System 4. Approval Results of Changes to the Group Credit Risk Internal Rating Based Method	Reported	Attended	Attended	Attended
2025. 08.21	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc. 2. As end of June 2025, Plan to Conduct Group-side Integrated Crisis Scenario Analysis 3. Regular report for Q2 2025 4. Results of the Group's Risk Management Committee and Council Meeting	Reported	Attended	Attended	Attended
2025. 09.26	<Deliberation Items> 1. Group Recovery Plan for 2025(proposal)	Deliberation Completed	Attended	Attended	Attended
	1. Capital management plan/emergency funding plan in accordance to integrated situation analysis result	Approved	For	For	For
2025. 10.28	<Deliberation Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Deliberation Completed	Attended	Attended	Attended
2025. 11.06	<Reporting Items> 1. Group Risk Management Strategy for 2026 2. Establishment of Group Risk Map 3. Regular report for Q3 2025 4. Result of Group Risk Management Council Meeting 5. Post-Implementation Validation Results of the Group Operational Risk Loss Data Management Framework 6. Post-Implementation Validation Results of the Group Integrated Risk Scenario Analysis	Reported	Attended	Attended	Attended
2025. 12.03	<Deliberation Items> 1. Issuance of Write-down Contingent Convertible Capital Securities	Deliberation Completed	Attended	Attended	Attended
	1. Risk Management Plan for 2026(proposal) 2. Approval of Liquidity Risk Limits for the Holding Company for 2026 3. Approval application for additional Group structural FX position(proposal)	Approved	For	For	For
	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc. 2. Report on the Group Internal Capital Adequacy Assessment 3. Post-Validation Results of the Group Non-Retail Credit Rating Models and PD 4. Post-Validation Results of the Group Retail Credit Rating Model and Risk Management Components	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

2. Remuneration Committee

The purpose and responsibilities of the Remuneration Committee are as follows:

- Matters concerning the size and payment method of compensation for the company's management, etc.
- Matters concerning the preparation and disclosure of annual reports on remuneration of the management
- Matters concerning the design, operation, and evaluation of the management remuneration system, etc.
- Matters concerning the evaluation and remuneration of subsidiaries' CEOs
- Designation of personnel responsible for financial investment activities
- Matters relating to decision-making procedures for remuneration policies
- Other matters related to remuneration



Remuneration Committee

CHOI Young Gwon

Remuneration Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24th AGM)	CHOI Young Gwon	2/2
	KWAK Su Keun	2/2
	KIM Jo Seol	2/2
After March 2025 (24th AGM)	CHOI Young Gwon	2/2
	LEE Yong Guk	2/2
	CHUN Myosang	2/2

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director: J.S. KIM (Votes Cast)	Director: S.K. KWAK (Votes Cast)	Director: Y.G. CHOI (Votes Cast)
2025. 03.04	1. Confirmation of the Group CEO's performance evaluation in 2024	Approved	For	For	For
	2. Establishment of the 2025 performance evaluation system for management, etc.	Approved	For	For	For
	3. Confirmation of subsidiary performance evaluation in 2024	Approved	For	For	For
	4. Establishment of the 2025 subsidiary performance evaluation system	Approved	For	For	For
	5. Establishment of the 2025 remuneration system for management, etc.,	Approved	For	For	For
	6. Evaluation of the adequacy of the structure and operation of the 2024 remuneration system	Approved	For	For	For
	7. Preparation and disclosure of annual report on the 2024 remuneration system	Approved	For	For	For
2025. 03.18	1. Confirmation of performance evaluation and remuneration for management in 2024	Approved	For	For	For
	2. Resolution on the final determination of long-term performance-based compensation(PS) for executives	Approved	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Date	Agenda	Results	Director		
			J.S. KIM	S.K. KWAK	Y.G. CHOI
			Votes Cast		
2025. 03.26	1.Appointment of the Chair of the Remuneration Committee	**Approved**	For	For	For
2025. 10.28	1. Establishment of performance evaluation and compensation framework for newly appointed executives	**Approved**	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

3. Audit Committee

The purpose and responsibilities of the Audit Committee are as follows:

- Oversight on the management
- Selection of external auditor and request for dismissal of external auditor
- Other matters related to audit work as stipulated in the Articles of Incorporation and internal regulations



Audit Committee

KWAK Su Keun

Audit Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24rd AGM)	YOON Jaewon	4/4
	KWAK Su Keun	4/4
	BAE Hoon	4/4
After March 2025 (24rd AGM)	KWAK Su Keun	14/14
	BAE Hoon	14/14
	LEE Yong Guk	14/14
	YOON Jaewon	14/14

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director		
			S.K. KWAK	H. BAE	J.W. YOON
			Votes Cast		
2025.02.06	1. Approval of audit contracts of subsidiaries, etc.	Approved	For	For	For
	2. 2025 performance goal setting for internal auditor	Approved	For	For	For
	<Deliberation Items> 1. Group compliance officer activities in 2024 and plans for 2025 2. Performance evaluation criteria for subsidiaries' standing auditors in 2025	Deliberation Completed	Attended	Attended	Attended
	<Reporting Items> 1. 4Q2024 audit activities 2. Report on audit activity results 3. Report on Subsidiary's Audit Committee meeting	Reported	Attended	Attended	Attended
2025.02.26	<Reporting Items> 1. 2024 key audit matters report by an external auditor 2. 2024 year-end closing interim report and communication with an external auditor 3. Interim report on the 2024 accounting audit by the internal audit department	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director		
			S.K. KWAK	H. BAE	J.W. YOON
			Votes Cast		
2025. 03.04	1. Results of the 24th annual audit	Approved	For	For	For
	2. Evaluation of the operation status of the internal accounting control system in 2024	Approved	For	For	For
	3. Evaluation of the operation status of the internal monitoring system	Approved	For	For	For
	4. Performance evaluation criteria for subsidiaries' standing auditors in 2025	Approved	For	For	For
	5. Approval of audit and non-audit contracts for the Group and subsidiaries, etc.	Approved	For	For	For
	<Deliberation Items> 1. Amendment to the Audit Committee Regulations 2. Audit results for anti-money laundering operations	Deliberation Completed	Attended	Attended	Attended
	<Reporting and Deliberation Items> 1. The management's operational status of the internal accounting control system in 2024 2. 2024 financial statement audit results by an external auditor 3. 2024 internal audit control review results by an external auditor 4. Progress of audit activities 5. Audit committee activity evaluation	Reported	Attended	Attended	Attended
2025. 03.04	1. The statement of opinions on agenda items for the 24th Annual General Meeting of Shareholders	Approved	For	For	For

Meetings in 2025, After 24th AGM

Date	Agenda	Results	Director			
			S.K. KWAK	H. BAE	J.W. YOON	Y.G. LEE
			Votes Cast			
2025. 03.26	1. Appointment of the Chair of Audit Committee and delegation of authority	Approved	For	For	For	For
2025. 04.23	<Reporting Items> 1. PCAOB standard audit results for 2024 by an external auditor	Reported	Attended	Attended	Attended	Attended
2025. 04.24	1. Approval of non-audit contracts	Approved	For	For	For	For
	<Deliberation Items> 1. Plan for the selection of the nest external auditor	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. 1Q2025 audit activities 2. Audit activities 3. Status of subsidiary's Audit Committee 4. External Auditor's Audit Plan for 2025 5. Operation plan of the internal accounting control system for 2025	Reported	Attended	Attended	Attended	Attended
2025. 05.15	1. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For	For
	2. Selection Criteria for the Next External Auditor	Approved	For	For	For	For
	<Deliberation Items> 1. Evaluation of audit activities by external auditors in 2024 2. Review of the adequacy of the operation of the internal control system	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. 1Q2025 financial statement review results by an external auditor	Reported	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Date	Agenda	Results	Director			
			S.K. KWAK	H. BAE	J.W. YOON	Y.G. LEE
			Votes Cast			
2025. 07.25	1. Approval of audit and non-audit contracts for subsidiaries, etc.	Approved	For	For	For	For
	<Deliberation Items> 1. Discussion on Procedures related to the Selection on the Next External Auditor	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. 2Q25 audit activities 2. Status of subsidiary's Audit Committee	Reported	Attended	Attended	Attended	Attended
2025. 07.25	<Deliberation Items> 1. Overview of the Proposal from the Candidate for the Next External Auditor	Deliberation Completed	Attended	Attended	Attended	Attended
2025. 08.12	1. Approval of audit contracts of subsidiaries, etc.	Approved	For	For	For	For
	<Deliberation Items> 1. Review of the adequacy of disclosure policies formulation and execution	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. 1H2025 financial statement review results by an external auditor	Reported	Attended	Attended	Attended	Attended
2025. 08.21	1. Selection of the External Auditor	Approved	For	For	For	For
	2. Approval of audit and non-audit contracts of subsidiaries, etc.	Approved	For	For	For	For
	<Deliberation Items> 1. Independence Compliance Plan of the Preferred Candidate for the Next External Auditor	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. Report on audit work	Reported	Attended	Attended	Attended	Attended
2025. 09.26	1. Approval of audit contracts of subsidiaries, etc.	Approved	For	For	For	For
	2. Amendment to the Internal Audit Regulations	Approved	For	For	For	For
	<Deliberation Items> 1. 2025 Internal Audit Team Accounting Audit Plan	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. Results of the Audit on the Group Recovery Plan 2. Report on audit work	Reported	Attended	Attended	Attended	Attended
2025. 10.28	1. Approval of audit contracts of subsidiaries, etc.	Approved	For	For	For	For
2025. 11.06	<Reporting Items> 1. 3Q2024 financial statement review results by an external auditor 2. 3Q2024 audit activities 3. Status of subsidiary's Audit Committee 4. Results of interim evaluation of the internal accounting control system by the management in 2025	Reported	Attended	Attended	Attended	Attended
2025. 12.03	1. 2025 performance evaluation of the internal audit officer	Approved	For	For	For	For
	2. Approval of audit contracts of the company and subsidiaries, etc.	Approved	For	For	For	For
	<Deliberation Items> 1. Results of the Independence Review of the Next External Auditor 2. 2026 budget of the internal audit department	Deliberation Completed	Attended	Attended	Attended	Attended
	<Reporting Items> 1. Results of interim evaluation of the operational status of the internal accounting control system by the internal audit department	Reported	Attended	Attended	Attended	Attended
2025. 12.18	1. Consent to the appointment and dismissal of the head of internal audit	Approved	For	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24th AGM

Date	Agenda	Results	Director			
			S.K. KWAK	H. BAE	J.W. YOON	Y.G. LEE
			Votes Cast			
2025. 12.29	1. Approval of non-audit contracts for subsidiaries, etc.	**Approved**	For	For	For	For
	2. The performance evaluation criteria of full-time Audit Committee members of subsidiaries in 2025	**Approved**	For	For	For	For
	3. Approval of audit plans for 2026	**Approved**	For	For	For	For
	<Reporting Items> 1. Results of interim evaluation of the internal accounting control system by an external auditor in 2025 2. Results of interim evaluation of the audit activities by an external auditor in 2025 3. Additional Report on Audit Activities for 3Q25 4. Report on audit work	**Reported**	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

4. Independent Director and Audit Committee Member Recommendation Committee

The purpose and responsibilities of the are as follows:

- Establishment, review, and amendment of principles for appointing independent directors and auditor committee members
- Recommendation of independent directors and auditor committee members to be put on vote at the general meeting of shareholders
- Regular management and verification of the independent director candidate pool

Independent Director and Audit Committee Member Recommendation Committee

YANG In Jip

Independent Director and Audit Committee Member Recommendation Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24th AGM)	CHOI Jae Boong	2/2
	KIM Jo Seol	2/2
	JIN Hyun-duk	2/2
	SONG Seongjoo	2/2
After March 2025 (24th AGM)	YANG In Jip	6/6
	KIM Jo Seol	6/6
	SONG Seongjoo	6/6
	CHUN Myosang	6/6

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director: J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI
			Votes Cast								
2025.02.06	1. Recommendation of Independent Director Candidates	Approved	Non-participating Member	For	Non-participating Member	Non-participating Member	Non-participating Member	For	For	For	Non-participating Member
	<Reporting Items> 1. Report on the operating process of the Independent Director and Audit Committee Member Recommendation Committee in 2025 2. Report on evaluation results for independent directors in 2024 3. Report on the qualifications and recommendation process of the Audit Committee candidates in 2025	Reported	Non-participating Member	Attended	Non-participating Member	Non-participating Member	Non-participating Member	Attended	Attended	Attended	Non-participating Member
2025.03.04 Note)	1. Recommendation of Independent Director candidates to serves as Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For
	2. Recommendation of candidates for Independent Director	Approved	For	For	For	For	For	For	For	For	For
	3. Recommendation of candidates for Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For

Note) At the final selection of outside director and audit committee candidates, all independent directors were present and approved the proposal as originally submitted. (Voting rights restricted in cases of self-nomination)

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24rd AGM

Date	Agenda	Results	Director			
			I.J. YANG	J.S. KIM	S.J. SONG	M.S. CHUN
			Votes Cast			
2025. 03.26	1. Appointment of the Chair of the Independent Director and Audit Committee Member Recommendation Committee	Approved	For	For	For	For
2025. 04.24	1. Establishment of the Independent Director Candidate Pool Management Principles	Approved	For	For	For	For
	2. Independent Director Candidate Pool Management	Approved	For	For	For	For
2025. 09.26	1. Assessment of 「Collective Suitability of the Board」	Approved	For	For	For	For
2025. 10.28	1. Management of the Pool of Independent Director Candidates	Approved	For	For	For	For
	<Reporting Items> 1. 2026 Selection Advisory Committee Operating Plan	Reported	Attended	Attended	Attended	Attended
2025. 12.04	1. 2026 Selection Advisory Committee Operations (Draft)	Approved	For	For	For	For
	2. Establishment of the independent director candidate recommendation principles for 2026	Approved	For	For	For	For
2025. 12.18	1. Independent Director Candidates Pool Management	Approved	For	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

5. CEO Recommendation Committee

The purpose and responsibilities of the CEO Recommendation Committee are as follows:

- Support for CEO succession
- Establishment and Verification of CEO Succession Plan
- Establishment of qualifications and eligibility of the CEO
- Selection and verification of candidates for the CEO and overall candidate management
- Recommendation of CEO candidates


CEO Recommendation Committee
KWAK Su Keun
CEO Recommendation Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24rd AGM)	YOON Jaewon	1/1
	BAE Hoon	1/1
	JIN Hyun-duk	1/1
	CHOI Young Gwon	1/1
	CHOI Jae Boong	1/1
After March 2025 (24rd AGM)	KWAK Su Keun	7/7
	YOON Jaewon	7/7
	BAE Hoon	7/7
	CHOI Young Gwon	7/7
	KIM Jo Seol	7/7

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24rd AGM

Date	Agenda	Results	Director				
			J.W. Yoon	H. BAE	H.D. JIN	J.B. CHOI	Y.G. CHOI
			Votes Cast				
2025. 03.04	1. Evaluation and deliberation of CEO candidates for 2024	Approved	For	For	For	For	For
	2. Selection of CEO candidates for 2025	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24rd AGM

Date	Agenda	Results	Director				
			S.K. KWAK	J.W. YOON	H. BAE	J.B. CHOI	J.S. KIM
			Votes Cast				
2025.03.26	1. Appointment of the Chair of the CEO Recommendation Committee	Approved	For	For	For	For	For
2025.04.25	<Reporting Items> 1. Development plan for the Group’s management succession candidate pool for 2025	Reported	Attended	Attended	Attended	Attended	Attended
2025.08.21	1. Amendment to CEO Succession Plan	Approved	For	For	For	For	For
	2. Establishment of CEO Succession Plan operation plan in 2025	Approved	For	For	For	For	For
	3. Selection of CEO succession candidate pool	Approved	For	For	For	For	For
	4. Adequacy assessment of CEO Succession Plan	Approved	For	For	For	For	For
2025.09.26	1. CEO candidate recommendation	Approved	For	For	For	For	For
2025.10.21	1. CEO candidate recommendation	Approved	For	For	For	For	For
2025.11.18	1. CEO candidate recommendation	Approved	For	For	For	For	For

Date	Agenda	Results	Director								
			S.K. KWAK	J.W. YOON	H. BAE	J.B. CHOI	J.S. KIM	S.J. SONG	I.J. YANG	Y.G. LEE	M.S. CHUN
			Votes Cast								
2025.12.04	1. CEO candidate recommendation	Approved	Resolution was approved by a majority of the incumbent directors (All independent directors in attendance)Note)								

Note) In accordance with Article 3 of「CEO Recommendation Committee Regulation」, all independent directors served as incumbent Committee members at the final meeting convened on December 4, 2025 to determine the CEO nominee.

BOD Sub-Committee Meetings in 2025 (Continued)

6. ESG Strategy Committee

The purpose and responsibilities of the ESG Strategy Committee are as follows:

- Establish ESG strategy
- Matters related to the establishment and amendment of guidelines/policies related to sustainable management, including environment, social, governance, and etc.
- Matters related participation in sustainability related initiatives
- Other matters related to sustainable management as deemed necessary by the Committee Chair



ESG Strategy Committee

LEE Yong Guk

ESG Strategy Committee Chair

2025	Committee Members	Attendance*
Before March 2025 (24rd AGM)	LEE Yong Guk	1/1
	KIM Jo Seol	1/1
	CHOI Jae Boong	1/1
	JIN Okdong	1/1
	JUNG Sang Hyuk	1/1
After March 2025 (24rd AGM)	LEE Yong Guk	3/3
	KIM Jo Seol	3/3
	CHUN Myosang	3/3
	JIN Okdong	3/3
	JUNG Sang Hyuk	3/3

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, After 24rd AGM

Date	Agenda	Results	Director				
			Y.G. LEE	J.S. KIM	M.S. CHUN	O.D. JIN	S.H. JUNG
			Votes Cast				
2025. 03.26	1. Appointment of the Chair of ESG Strategy Committee	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24rd AGM

Date	Agenda	Results	Director				
			Y.G. LEE	J.S. KIM	M.S. CHUN	O.D. JIN	S.H. JUNG
			Votes Cast				
2025.05.15	<Reporting Items> 1. 1Q2025 ESG Progress Dashboard 2. SDGs strategy framework renewal (tentative) 3. Status of key Eco-friendly(E) initiatives for 1H2025 4. Status of key Social(S) contribution initiatives for 1H2025 5. Double Materiality Assessment Results	Reported	Attended	Attended	Attended	Attended	Attended
2025.08.22	<Reporting Items> 1. 1H2025 ESG Progress Dashboard 2. Analysis of the 2024 ESG Value Index measurement results and future operational direction 3. Publication of the 2024 ESG Report	Reported	Attended	Attended	Attended	Attended	Attended
2025.11.06	<Reporting Items> 1. 3Q2025 ESG Progress Dashboard 2. Key achievements in E(Environmental) and strategic directions for 2026 3. Key achievements in S(Social) and strategic directions for 2026	Reported	Attended	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2025 (Continued)

7. Subsidiary's CEO Recommendation Committee

The purpose and responsibilities of the Subsidiary's CEO Recommendation Committee are as follows:

- Supporting the CEO succession of the subsidiaries
- Establishing the qualifications and eligibility of the subsidiary's CEO
- Selection and verification of candidates for subsidiary's CEO and overall candidate management
- Candidate recommendation for subsidiary's CEO
- Matters concerning the leadership evaluation of the subsidiary's CEO



Subsidiary's CEO Recommendation Committee

JIN Okdong

Subsidiary's CEO Recommendation Committee Chair

2024	Committee Members	Attendance*
Before March 2025 (24rd AGM)	JIN Okdong	1/1
	KWAK Su Keun	1/1
	BAE Hoon	1/1
	YOON Jaewon	1/1
	LEE Yong Guk	1/1
After March 2025 (24rd AGM)	JIN Okdong	6/6
	KWAK Su Keun	6/6
	BAE Hoon	6/6
	YOON Jaewon	6/6
	YANG In Jip	6/6

* Attendance: Attended Meetings / Total Meeting Held

Meetings in 2025, Before 24th AGM

Date	Agenda	Results	Director				
			O.D. JIN	S.K. KWAK	H. BAE	J.W. YOON	Y.G. LEE
			Votes Cast				
2025. 03.04	1. Establishment of leadership evaluation system for subsidiary CEO in 2025	Approved	For	For	For	For	For
	2. Selection of subsidiary CEO succession candidate pool in 2025	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2025 (Continued)

Meetings in 2025, After 24rd AGM

Date	Agenda	Results	Director				
			O.D. JIN	S.K. KWAK	H. BAE	J.W. YOON	I.J. YANG
			Votes Cast				
2025. 04.25	1. Deliberation on the evaluation of the subsidiary CEO succession candidate pool in 2024	Approved	For	For	For	For	For
2025. 06.23	1. Selection of subsidiary CEO succession candidate pool in 2025	Approved	For	For	For	For	For
2025. 08.22	1. Amendment of Subsidiary CEO Succession Plan	Approved	For	For	For	For	For
	2. Establishment of Subsidiary Succession Process Operation Plan in 2025	Approved	For	For	For	For	For
	3. Selection of subsidiary CEO candidates	Approved	For	For	For	For	For
	4. Adequacy assessment of Subsidiary CEO Succession Plan	Approved	For	For	For	For	For
2025. 10.28	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2025. 11.18	1. Leadership evaluation system for subsidiary CEO in 2025	Approved	For	For	For	For	For
	2. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2025. 12.05	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For

Director and Executive Stock Ownership

(As of January 2026) (Unit: share)

Name	Gender	Year of Birth	Title	Registered	No. of Shares Owned		Relation to the Largest Shareholder	Director Since	Tenure[2)]
					Voting Shares[1)]	Non-voting Shares			
YOON Jaewon	F	1970.08	Independent Director(Chair)	Registered	1,000	-	None	2020.03	2026.03
KWAK Su Keun	M	1953.08	Independent Director	Registered	-	-	None	2021.03	2026.03
KIM Jo Seol	F	1964.05	Independent Director	Registered	-	-	None	2022.03	2026.03
BAE Hoon	M	1950.11	Independent Director	Registered	14,773	-	None	2021.03	2026.03
SONG Seongjoo	F	1971.03	Independent Director	Registered	-	-	None	2024.03	2026.03
YANG In Jip	M	1957.07	Independent Director	Registered	-	-	None	2025.03	2027.03
LEE Yong Guk	M	1964.05	Independent Director	Registered	-	-	None	2021.03	2026.03
CHUN Myosang	F	1980.05	Independent Director	Registered	-	-	None	2025.03	2027.03
CHOI Young Gwon	M	1964.07	Independent Director	Registered	2,000	-	None	2024.03	2026.03
JIN Okdong	M	1961.02	Executive Director(CEO)	Registered	18,937	-	None	2023.03	2026.03
JUNG Sang Hyuk	M	1964.11	Non-executive Director	Registered	18,940	-	None	2023.03	2027.03
KOH Seog-Heon	M	1968.09	Deputy President	Non-registered	8,003	-	None	2022.01	2026.12
JANG Jeong Hoon	M	1971.05	Deputy President	Non-registered	6,551	-	None	2026.01	2027.12
LEE Een-Kyoon	M	1967.04	Deputy President	Non-registered	11,576	-	None	2019.01	2026.12
PARK Hyun Ju	F	1965.04	Deputy President	Non-registered	3,805	-	None	2023.07	2026.12
CHOI Hyuck Jae	M	1970.08	Deputy President	Non-registered	1,429	-	None	2025.09	2026.12
RA Hoon	M	1969.03	Executive Head	Non-registered	3,499	-	None	2026.01	2027.12
KIM Jion	M	1968.05	Executive Head	Non-registered	9,997	-	None	2024.01	2026.12
LEE Young Ho	M	1970.10	Executive Head	Non-registered	5,151	-	None	2024.01	2026.12
KIM Jun Hwan	M	1972.06	Executive Head	Non-registered	700	-	None	2024.01	2026.12

Note1) The number of shares owned is stated inclusive of shares held through the ESOP and may differ from the number of shares reported in the "Report on Ownership Specified Securities by Executives" pursuant to Article 173 of the Financial Investment Services and Capital Markets Act

Note2) The term of office of the aforementioned registered directors expires on the date of the Annual General Meeting of Shareholders in the respective years

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